Exhibit 2.1
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
By and Between
PROFESSIONAL HOLDING CORP.
and
MARQUIS BANCORP, INC.
Dated as of August 9, 2019

i

Exhibit A – Form of MBI Shareholder Voting Agreement
Exhibit B – Form of PHC Shareholder Voting Agreement
Exhibit C – Form of Bank Plan of Merger and Merger Agreement
Exhibit D – Form of Director Non-Competition and Non-Disclosure Agreement
Schedule 1.1 – Restrictive Covenant Agreement Counterparties
Schedule 1.5 – Definition of Cause
Schedule 1.7 – Directors of Surviving Company and Surviving Bank

INDEX OF DEFINED TERMS
Acquisition Proposal	6.7(e)
Action	3.15
Agreement	Preamble
Articles of Merger	1.2
Bank Merger	1.8
Bank Merger Agreement	1.8
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.8(a)
Book-Entry Shares	1.4(d)
Business Day	9.1
Cancelled Shares	1.4(e)
Cash Payment	2.2(f)
Certificate	1.4(d)
Change in Recommendation	6.7(c)
Claim	6.6(a)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(c)
Continuation Period	6.5(a)
Controlled Group Liability	3.11(b)
Covered Employees	6.5(a)
D&O Insurance	6.6(c)
Derivative Transaction	3.21(b)
Director Restrictive Covenant Agreements	6.11
Disclosure Schedule	9.11
Dissenting Shares	1.4(f)
DPC Common Shares	1.4(e)
Effective Time	1.2
Environmental Law	3.17(b)
ERISA	3.11(b)
ERISA Affiliate	3.11(d)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Ratio	1.4(b)
Exchangeable Share	1.4(b)
FBCA	1.1
FDIC	3.4
FHLB	3.2(c)
Form S-4	3.4
FRB	3.4
GAAP	3.1(c)
v

Governmental Entity	3.4
Hazardous Substance	3.17(c)
Indemnified Parties	6.6(a)
Intellectual Property	3.19(b)
Intervening Event	6.7(e)
IRS	3.11(a)
Letter of Transmittal	2.2(a)
Liens	3.2(c)
Loss-Share Agreement	3.9(a)
Marquis Bank	1.8
Material Adverse Effect	3.7(a)
Materially Burdensome Regulatory Condition	6.1(f)
Maximum D&O Tail Premium	6.6(c)
MBI	Preamble
MBI Benefit Plans	3.11(a)
MBI Board Recommendation	6.3(a)
MBI Bylaws	3.1(b)
MBI Charter	3.1(b)
MBI Confidential Information	6.7(a)
MBI Equity Plans	1.5
MBI Financial Statements	3.6(a)
MBI Individuals	6.7(a)
MBI Insurance Policies	3.25
MBI Material Contract	3.9(a)
MBI Notes	6.14
MBI Regulatory Agreement	3.8(b)
MBI Representatives	6.7(a)
MBI Shareholder Approval	3.3(a)
MBI Shareholder Meeting	6.3(a)
MBI Shareholder Meeting Notice Date	6.3(a)
MBI Stock Option	1.5
MBI Voting Agreement	Recitals
Merger	Recitals
Merger Consideration	1.4(b)
Multiemployer Plan	3.11(d)
Nasdaq	3.4
OFR	6.1(c)
Parties	Preamble
Party	Preamble
PBGC	3.11(e)
Permits	3.8(a)
Person	3.2(c)
PHC	Preamble
PHC Benefit Plans	4.11(a)

PHC Board Recommendation	6.3(b)
PHC Bylaws	4.1(b)
PHC Charter	4.1(b)
PHC Common Stock	1.4(a)
PHC Equity Plans	4.2(a)
PHC Financial Statements	4.6(a)
PHC Insurance Policies	4.25
PHC Material Contract	4.9(a)
PHC Regulatory Agreement	4.8(b)
PHC Shareholder Approval	4.3(a)
PHC Shareholder Meeting	6.3(b)
PHC Shareholder Meeting Notice Date	6.3(b)
PHC Stock Issuance	4.3(a)
PHC Stock Option	4.2(a), 1.5
PHC Voting Agreement	Recitals
Previously Disclosed	9.11
Professional Bank	1.8
Proxy Statement	3.4
Regulatory Approvals	3.4
Requisite Regulatory Approvals	7.1(e)
Rights	3.2(a)
SEC	3.4
Securities Act	3.2(a)
SRO	3.4
Subsidiary	3.1(c)
Superior Proposal	6.7(e)
Surviving Bank	1.8
Surviving Company	Recitals
Tax Returns	3.23(k)
Taxes	3.23(j)
Termination Fee	8.4(a)
Trust Account Common Shares	1.4(e)
Voting Debt	3.2(a)

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is dated as of the 9th day of August, 2019, by and between Professional Holding Corp., a Florida corporation (“PHC”), and Marquis Bancorp, Inc., a Florida corporation (“MBI” and, together with PHC, the “Parties” and each a “Party”).
RECITALS
WHEREAS, the Boards of Directors of the Parties have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which MBI will, on the terms and subject to the conditions set forth in this Agreement, merge with and into PHC (the “Merger”), with PHC as the surviving company in the Merger (sometimes referred to in such capacity as the “Surviving Company”);
WHEREAS, as a condition to the willingness of PHC and MBI to enter into this Agreement, all of the directors of MBI set forth on Schedule 1.7 to this Agreement have entered into voting agreements (each a “MBI Voting Agreement”), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with PHC, pursuant to which each such director has agreed, among other things, to vote all of the MBI Common Stock owned by such director in favor of the approval of this Agreement and the transactions contemplated hereby, subject to the terms of the MBI Voting Agreement, and all of the directors of PHC have entered into voting agreements (each a “PHC Voting Agreement”), substantially in the form attached hereto as Exhibit B, dated as of the date hereof, with MBI, pursuant to which each such director has agreed, among other things, to vote all of the PHC Common Stock owned by such director in favor of the issuance of PHC Common Stock in connection with this Agreement and the transactions contemplated hereby, subject to the terms of the PHC Voting Agreement;
WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;
WHEREAS, concurrently with the execution of this Agreement, PHC is entering into the Restrictive Covenant and Voting Agreements with the individuals set forth on Schedule 1.1 to this Agreement; and
WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:
ARTICLE I
THE MERGER
1.1   The Merger.   Subject to the terms and conditions of this Agreement, in accordance with the Florida Business Corporation Act (the “FBCA”), at the Effective Time, MBI shall merge with and into PHC. PHC shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Florida. As of the Effective Time, the separate corporate existence of MBI shall cease.
1.2   Effective Time.   Subject to the terms and conditions of this Agreement, simultaneously with the Closing, the Parties shall execute, and PHC shall cause to be filed with the Department of State of the State of Florida and the Secretary of State of the State of Florida, articles of merger as provided in the FBCA (the “Articles of Merger”). The Merger shall become effective at such time as the Articles of Merger are filed or such other time as may be specified in such Articles of Merger (the “Effective Time”).
1.3   Effects of the Merger.   At and after the Effective Time, the Merger shall have the effects set forth in the FBCA.

1.4   Conversion of Stock.   By virtue of the Merger and without any action on the part of MBI, PHC or the holders of any of the following securities, at the Effective Time:
(a)   each share of Class A common stock, par value $.01 per share, of PHC (“PHC Common Stock”) issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and nonassessable share of common stock, par value $.01, of the Surviving Company; and
(b)   subject to Section 1.4(g) below, each share of MBI Common Stock issued and outstanding immediately prior to the Effective Time (excluding (i) shares cancelled pursuant to Section 1.4(e) below and (ii) shares held by shareholders who perfect their dissenters’ rights of appraisal as provided in Section 1.4(f) below) (collectively, the “Exchangeable Shares”, and each an “Exchangeable Share”) shall cease to be outstanding and shall be converted into and exchanged for the right to receive 1.2048 shares of PHC Common Stock (the “Merger Consideration” and the “Exchange Ratio”).
(c)   [Reserved].
(d)   All of the Exchangeable Shares converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of MBI Common Stock (each, a “Certificate”) and non-certificated shares of MBI Common Stock represented by book-entry (“Book-Entry Shares”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of MBI Common Stock represented by such Certificate or Book-Entry Shares have been converted pursuant to this Section 1.4 and any cash lieu of fractional shares as specified in Section 2.2(f) as well as any dividends to which holders of MBI Common Stock become entitled in accordance with Section 2.2(c).
(e)   All shares of MBI Common Stock that are owned by MBI or PHC (other than (i) shares of MBI Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”) and (ii) shares of MBI Common Stock held, directly or indirectly, by MBI or PHC in respect of a debt previously contracted (any such shares, “DPC Common Shares”)) shall be cancelled and shall cease to exist (any such shares, the “Cancelled Shares”), and no stock of PHC or other consideration shall be delivered in exchange therefor. All shares of MBI Common Stock that are owned by any wholly owned Subsidiary of MBI or by any wholly owned Subsidiary of PHC shall remain outstanding, adjusted to maintain relative ownership percentages, and no consideration shall be delivered in exchange therefor.
(f)   Notwithstanding anything in this Agreement to the contrary, shares of MBI Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Sections 607.1301 to 607.1333 of the FBCA (the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead the holder of such Dissenting Shares shall be entitled to payment of the fair value of such shares in accordance with the provisions of Sections 607.1301 to 607.1333 of the FBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist), unless and until such holder shall have failed to perfect such holder’s right to receive, or shall have effectively withdrawn or lost rights to demand or receive, the fair value of such shares of MBI Common Stock under such provisions of the FBCA. If any shareholder dissenting pursuant to Sections 607.1301 to 607.1333 of the FBCA and this Section 1.4(f) shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of MBI Common Stock shall thereupon be treated as if they had been converted into and become Exchangeable Shares as of the Effective Time, eligible to receive the Merger Consideration in accordance with Section 1.4(b), without any interest thereon. MBI shall give PHC (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of MBI Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the FBCA and received by

MBI relating to dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the FBCA. MBI shall not, except with the prior written consent of PHC, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.
(g)   If the number of shares of PHC Common Stock or MBI Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock combination, stock dividend or similar recapitalization with respect to such stock, and the record date therefor shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted as necessary to preserve the relative economic benefit to the Parties.
1.5   Treatment of MBI Stock Options.   Each stock option granted under the Marquis Bancorp, Inc. 2009 Stock Option Plan or the Marquis Bancorp, Inc. 2017 Stock Option Plan (collectively, “MBI Equity Plans”) and outstanding immediately prior to the Effective Time (each such award, an “MBI Stock Option”), whether vested or unvested, shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into, at the Effective Time, an option to purchase PHC Common Stock (each, a “PHC Stock Option”), which, except as provided in this Section 1.5, shall be subject to substantially the same terms as applied to the corresponding MBI Stock Option as of immediately prior to the Effective Time; provided that (i) no PHC Stock Option held by a Person who, as of immediately prior to the Effective Time, was a director or employee of MBI or Marquis Bank shall terminate at the Effective Time because the holder thereof is no longer a director or employee of MBI or Marquis Bank solely as a result of MBI or Marquis Bank, as applicable, not being the surviving entity in the Merger or the Bank Merger, as applicable, (ii) any PHC Stock Option held by a Person who, as of immediately prior to the Effective Time, was a non-employee director of MBI shall be fully vested as of the Effective Time, while all other such PHC Stock Options shall remain subject to the vesting terms that applied to the corresponding MBI Stock Option as of immediately prior to the Effective Time (with service with PHC being counted as service with MBI for this purpose) and (iii) if, during the Continuation Period, any Person who, as of immediately prior to the Effective Time, was an employee of MBI or Marquis Bank (other than the Persons set forth on Schedule 1.1 to this Agreement) is terminated by PHC or its Subsidiaries other than for “cause” (as defined on Schedule 1.5 to this Agreement), then any PHC Stock Option held by such Person shall be fully vested as of immediately prior to such termination, subject to the execution by such Person of a release of claims against PHC and Professional Bank that is reasonably satisfactory to PHC; provided, further, that after the Effective Time: (i) the number of shares of PHC Common Stock purchasable upon exercise of each PHC Stock Option will equal the product of  (A) the number of shares of MBI Common Stock that were purchasable under the corresponding MBI Stock Option immediately before the Effective Time and (B) the Exchange Ratio (rounded down to the nearest whole share); and (ii) the per share exercise price for each PHC Stock Option will equal the quotient obtained by dividing (A) the per share exercise price of the corresponding MBI Stock Option in effect immediately before the Effective Time by (B) the Exchange Ratio (rounded up to the nearest whole cent). Prior to the Effective Time, MBI shall adopt such resolutions and take such other actions as are reasonably necessary or appropriate in order to effectuate the actions contemplated by this Section 1.5.
1.6   Incorporation Documents and Bylaws of the Surviving Company.   At the Effective Time, the articles of incorporation of PHC in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The bylaws of PHC in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such bylaws.
1.7   Directors and Officers.   The directors of the Surviving Company immediately following the Effective Time shall consist of up to thirteen (13) directors, including the eight (8) PHC directors set forth on Schedule 1.7 to this Agreement and up to five (5) of the MBI directors to be mutually agreed by MBI and PHC prior to the Effective Time, and such directors shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of the Surviving Company immediately following the Effective Time shall consist of the officers of PHC immediately prior to the Effective Time, and such officers shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.8   The Bank Merger.   Except as provided below, after the Effective Time and at or after the close of business on the Closing Date, Marquis Bank (“Marquis Bank”), a Florida state-chartered bank and first-tier subsidiary of MBI, shall be merged (the “Bank Merger”) with and into Professional Bank, a Florida state-chartered bank and wholly owned first-tier subsidiary of PHC (“Professional Bank”), in accordance with the provisions of applicable federal and state banking laws and regulations, and Professional Bank shall be the surviving bank (the “Surviving Bank”). The Bank Merger shall have the effects as set forth under applicable federal and state banking laws and regulations, and the Parties shall cause the Boards of Directors of Marquis Bank and Professional Bank, respectively, to approve a separate merger agreement (the “Bank Merger Agreement”) in substantially the form attached hereto as Exhibit C, and cause the Bank Merger Agreement to be executed and delivered as soon as practicable following the date of execution of this Agreement. The directors of the Surviving Bank immediately following the Effective Time shall consist of up to thirteen (13) directors, including the eight (8) PHC directors set forth on Schedule 1.7 to this Agreement and up to five (5) of the MBI directors to be mutually agreed by MBI and PHC as contemplated by Section 1.7 of this Agreement, provided that each such MBI director as contemplated by Section 1.7 to this Agreement shall be selected to serve on at least one of  (a) the Board of Directors of the Surviving Company or (b) the Board of Directors of the Surviving Bank. PHC shall cause the Bank Merger to be effected following the Effective Time in accordance with the FBCA. As provided in the Bank Merger Agreement, the Bank Merger may be abandoned at the election of Professional Bank at any time, whether before or after filings are made for regulatory approval of the Bank Merger, but if the Bank Merger is abandoned for any reason, Marquis Bank shall continue to operate under that name (together with any appendix required of national banking associations if its charter should be converted to that of a national bank).
1.9   Tax Consequences.   It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
ARTICLE II
DELIVERY OF MERGER CONSIDERATION
2.1   Exchange Agent.   Prior to the Effective Time, PHC shall appoint its transfer agent, Computershare Limited, pursuant to an agreement in a form reasonably acceptable to MBI (the “Exchange Agent Agreement”) to act as exchange agent (the “Exchange Agent”) hereunder.
2.2   Delivery of Merger Consideration.
(a)   Promptly (and within five Business Days) after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate which immediately prior to the Effective Time represented outstanding shares of MBI Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4(b), including any cash in lieu of fractional shares of PHC Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or affidavits of loss in lieu of such Certificate)) to the Exchange Agent and which shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”) and (ii) instructions for use in surrendering a Certificate in exchange for the Merger Consideration to be issued or paid in consideration therefor.
(b)   Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of MBI Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration, including any dividends that are payable to PHC shareholders of record as of any date on or after the Closing Date and cash in lieu of fractional shares of PHC Common Stock to be issued or paid in consideration therefor in respect of the shares of MBI Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration, including any cash in lieu of fractional shares of PHC Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c), in accordance with the provisions of this Article II. Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and the Exchange Agent shall as soon as practicable following the Effective Time (and in any event within three (3) Business Days thereafter) pay to the holder, the Merger Consideration for each Book-Entry Share and any cash in lieu of fractional shares of PHC Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).
(c)   Notwithstanding the provisions of Section 1.4(b), no dividends or other distributions with respect to PHC Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of PHC Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or payment of the Merger Consideration in respect of Book-Entry Shares in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of PHC Common Stock represented by such Certificate or Book-Entry Shares and not paid or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of PHC Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the PHC Common Stock issuable with respect to such Certificate or Book-Entry Shares.
(d)   In the event of a transfer of ownership of a Certificate representing MBI Common Stock that is not registered in the stock transfer records of MBI, the Merger Consideration and cash in lieu of fractional shares of PHC Common Stock and dividends or distributions payable pursuant to Section 2.2(c) shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such MBI Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of PHC that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the one-year anniversary of the Effective Time, PHC) shall be entitled to deduct and withhold from any cash consideration or cash in lieu of fractional shares of PHC Common Stock otherwise payable pursuant to this Agreement to any holder of MBI Common Stock such amounts as the Exchange Agent or PHC, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or PHC, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of MBI Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or PHC, as the case may be. For purposes of Section 1.5, any required withholding shall be satisfied by the applicable holder tendering to the Surviving Company, the Exchange Agent or PHC, as applicable, a number of shares of PHC Common Stock with a fair market value equal to the amount required to be withheld.
(e)   After the Effective Time, there shall be no transfers on the stock transfer books of MBI of the shares of MBI Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of MBI Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of PHC Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which the holder is entitled pursuant to Section 2.2(c) in accordance with the procedures set forth in this Article II.

(f)   Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of PHC Common Stock shall be issued to the holder of Book-Entry Shares or upon the surrender of Certificates for exchange, no dividend or distribution with respect to PHC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of PHC. In lieu of the issuance of any such fractional share, PHC shall pay to each former shareholder of MBI who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Cash Payment by (ii) the fraction of a share (after taking into account all shares of MBI Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of PHC Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4. “Cash Payment” means an amount of cash in lieu per fractional share of PHC Common Stock corresponding to the market value of PHC Common Stock and calculated as agreed by the Parties prior to the Effective Time.
(g)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by PHC or the Exchange Agent, the posting by such Person of a bond in such amount as PHC may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MBI
Except as Previously Disclosed, MBI hereby represents and warrants to PHC as follows:
3.1   Organization, Standing and Power.
(a)   Each of MBI and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation or formation, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except, in the case of clauses (i) (with respect to MBI’s Subsidiaries only), (ii) and (iii), where the failure to be so qualified or licensed would not have a Material Adverse Effect on MBI.
(b)   MBI has previously made available to PHC true and complete copies of MBI’s articles of incorporation (the “MBI Charter”) and bylaws (the “MBI Bylaws”) and the articles or certificate of incorporation or formation and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so made available is in full force and effect. Neither MBI nor any of its Subsidiaries is in violation of any provision of the MBI Charter or MBI Bylaws or such articles or certificate of incorporation or formation and bylaws (or comparable organizational documents) of such Subsidiary, as applicable.
(c)   As used in this Agreement, the term “Subsidiary,” when used with respect to either Party, means any bank, corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that is consolidated with such Party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”).
3.2   Capitalization.
(a)   The authorized capital stock of MBI consists of  (i) 5,000,000 shares of MBI Common Stock, of which 3,419,088 shares are issued and outstanding as of the date hereof  (which excludes any shares of MBI Common Stock reserved for issuance or to be delivered in respect of MBI Stock Options), and (ii) 500,000 shares of preferred stock, no par value per share, none of which shares are issued or outstanding. As of the date hereof, there are 969,986 shares of MBI Common Stock reserved for issuance or to be delivered in respect of outstanding MBI Stock Options, which are the only MBI Stock Options that are outstanding and the exercise price for each such MBI Stock Options has been Previously Disclosed. All of the issued and outstanding shares of MBI Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, with no personal liability attaching to the ownership thereof. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of MBI may vote (“Voting Debt”) are issued or outstanding. As of the date hereof, except as set forth in Section 3.2(b) and this Section 3.2(a), MBI does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, restricted shares, commitments or agreements of any character (“Rights”) calling for the purchase or issuance of, or the payment of any amount based on, any shares of MBI Common Stock, Voting Debt or any other equity securities of MBI or any securities representing the right to purchase or otherwise receive any shares of MBI Common Stock, Voting Debt or other equity securities of MBI. There are no contractual obligations of MBI or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of MBI or any equity security of MBI or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of MBI or its Subsidiaries or (ii) pursuant to which MBI or any of its Subsidiaries is or could be required to register shares of MBI capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”), in each case, other than contractual obligations with respect to the issuance of shares of MBI Common Stock in respect of any exercise of MBI Stock Options outstanding on the date hereof. Immediately prior to the Effective Time, the total number of shares of MBI Common Stock outstanding or deemed outstanding for purposes of this Agreement, after giving effect to the exercise of MBI Stock Options, shall not exceed 4,389,074.
(b)   Other than 969,986 shares of MBI Common Stock issuable in respect of MBI Stock Options that are outstanding as of the date hereof, no other equity-based awards are outstanding as of the date hereof. The name of each holder of a MBI Stock Option, together with the number of shares subject to each such stock option, the exercise price (or payment obligation of the holder) with respect to each share subject to such stock option, the vesting date(s) of unvested stock options, and the expiration dates thereof, as of the date hereof, have been Previously Disclosed.
(c)   All of the issued and outstanding shares of capital stock or other equity ownership interests of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of MBI (and which, for purposes of this Agreement, shall include Marquis Bank) are owned by MBI, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. There are 3,375,375 shares of Marquis Bank common stock outstanding (which are the only shares of capital stock of Marquis Bank outstanding), all of which shares are owned by MBI. No Significant Subsidiary of MBI has or is bound by any Rights calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Except as Previously Disclosed and for the ownership of MBI Subsidiaries, readily marketable securities, securities held-to-maturity in Marquis Bank’s investment portfolio and stock in the Federal Home Loan Bank of Atlanta (“FHLB”), neither MBI nor any of its Subsidiaries owns any equity or profit-and-loss interest in any individual, bank, corporation, partnership or joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization (“Person”).
(d)   MBI does not have a dividend reinvestment plan or any shareholder rights plan.
3.3   Authority; No Violation.
(a)   MBI has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the MBI Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of MBI. As of the date of this Agreement, the Board of Directors of MBI has determined that this Agreement is advisable and in the best interests of MBI and its shareholders and has directed that this Agreement be submitted to MBI’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for receipt of the affirmative vote to approve this Agreement by the holders of a majority of all the votes entitled to be cast by the holders of the outstanding MBI Common Stock at a meeting called therefor (the “MBI Shareholder Approval”), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by MBI and (assuming due authorization, execution and delivery by PHC) constitutes the valid and binding obligations of MBI, enforceable against MBI in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).
(b)   Except as Previously Disclosed, neither the execution and delivery of this Agreement by MBI or the Bank Merger Agreement by Marquis Bank nor the consummation by MBI of the transactions contemplated in this Agreement or by Marquis Bank of the transactions in the Bank Merger Agreement, nor compliance by MBI or Marquis Bank with any of the terms or provisions of this Agreement or the Bank Merger Agreement, will (i) assuming that the MBI Shareholder Approval is duly obtained or given, violate any provision of the MBI Charter or MBI Bylaws or the organizational documents of Marquis Bank or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained or made, (A) violate any law, judgment, order, injunction or decree applicable to MBI, any of its Subsidiaries or any of their respective properties or assets in a manner that would reasonably be expected to have a Material Adverse Effect on MBI or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of MBI or any of its Subsidiaries under, any of the terms, conditions or provisions of any material contract, note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which MBI or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.
3.4   Consents and Approvals.   Except for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or nonobjections from the Securities and Exchange Commission (the “SEC”), the Nasdaq Stock Market LLC (“Nasdaq”), state securities authorities, the Financial Industry Regulatory Authority, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) the filing of any other required applications, filings or notices with the Board of Governors of the Federal Reserve System (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”), and other banking, regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”) and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing with the SEC of a registration statement on Form S-4 (the “Form S-4”) with respect to the shares of PHC Common Stock to be issued in the Merger, in which a joint proxy statement relating to the meetings of the shareholders of MBI and PHC to be held in connection with this Agreement (the “Proxy Statement”) will be included, and declaration of effectiveness of the Form S-4, (iv) the filing of the Articles of Merger contemplated by Section 1.2 and the filing of documents with the FDIC, applicable Governmental Entities, and the Secretary of State of the State of Florida to cause the Bank Merger to become effective and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of PHC Common Stock pursuant to this Agreement and the approval of listing of such PHC Common Stock on Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by MBI or any of its Subsidiaries of the Merger, the Bank Merger, or any of the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by MBI of this Agreement.
3.5   Reports.   MBI and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2016 and prior to the date hereof with Governmental Entities, and have paid all fees and assessments due and payable in connection therewith. There is no unresolved violation or exception of which MBI has been given notice by any Governmental Entity with respect to any such report, registration, statement or certification.
3.6   Financial Statements.
(a)   The audited consolidated balance sheets (including related notes and schedules, if any) of MBI and its Subsidiaries as of December 31, 2018, 2017 and 2016 and the consolidated statements of operations, shareholders’ equity, and cash flows (including related notes and schedules, if any) of MBI and its Subsidiaries for each of the three (3) years ended December 31, 2018, 2017 and 2016, and the unaudited interim consolidated financial statements of MBI and its Subsidiaries as of June 30, 2019 and for the period then ended (collectively, the “MBI Financial Statements”) have been previously made available to PHC or its representatives. The MBI Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject, in the case of the unaudited interim statements, to normal year-end adjustments), the consolidated financial position, results of operations and (with respect to the audited year-end financial statements) cash flows of MBI and its Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in such statements or in the notes thereto. As of the date of this Agreement, the financial and accounting books and records of MBI and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
(b)   The call reports of Marquis Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2017, through the Closing Date have been prepared in all material respects in accordance with applicable regulatory requirements, including applicable regulatory accounting principles and practices, through periods covered by such reports.
(c)   There is no transaction, arrangement or other relationship between MBI or any of its Subsidiaries and any unconsolidated or other affiliated entity that is not reflected in the MBI Financial Statements.
(d)   The records, systems, controls, data and information of MBI and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of MBI or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on MBI’s (or any MBI Subsidiary’s) system of internal accounting controls.
(e)   Since December 31, 2016, (i) neither MBI nor, to the Knowledge of MBI, any director, officer, employee, auditor, accountant or representative of MBI or Marquis Bank has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MBI or any of its Subsidiaries or its internal accounting controls, including any material complaint, allegation, assertion or claim that MBI or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing MBI or any of its Subsidiaries, or other Person, whether or not employed by MBI or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or violation of banking or other laws by MBI or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors or senior management of MBI or any of its Subsidiaries or any committee thereof or to any director or officer of MBI or any of its Subsidiaries. For purposes of this Agreement, “Knowledge” of MBI, shall mean the actual knowledge of the individuals listed in Section 3.6 of the MBI Disclosure Schedule, after reasonable inquiry.
3.7   Absence of Changes.
(a)   Since December 31, 2016, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on MBI. As used in this Agreement, the term “Material Adverse Effect” means, with respect to PHC or MBI, as the case may be, any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is material and adverse to the business, financial condition or results of operations of such Party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (i), a “Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect resulting from (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in laws, rules or regulations or interpretations of laws, rules or regulations by Governmental Entities of general applicability to companies in the industry in which such Party and its Subsidiaries operate, (C) changes after the date of this Agreement in general economic or market conditions in the United States or any state or territory thereof, including changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets or changes in prevailing interest rates, currency exchange rates, and price levels or trading volumes in the United States, in each case generally affecting the industries in which such Party or its Subsidiaries operate and including changes to any previously correctly applied asset marks resulting therefrom, in each case generally affecting other companies in the industry in which such Party and its Subsidiaries operate, (D) the execution or public disclosure of this Agreement or the transactions contemplated hereby or the consummation thereof, including the impacts thereof on relationships with customers and employees (provided that this clause (D) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution or public disclosure of this Agreement or the transactions contemplated hereby or the consummation thereof), or (E) any action taken by such Party with the other Party’s written consent or any action taken by such Party that is required by this Agreement (other than pursuant to Section 5.1, in the case of MBI, and Section 5.3, in the case of PHC), except, with respect to clauses (A), (B) and (C), to the extent that the effects of such change are disproportionately adverse to the business, financial condition or results of operations of such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate (in which case only the incrementally disproportionate effect may be taken into account in determining whether there has been or may be a Material Adverse Effect); or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such Party to timely consummate the transactions contemplated by this Agreement or to perform its agreements or covenants hereunder.
(b)   Since December 31, 2017, MBI and its Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects (other than in connection with the negotiation of this Agreement and the transactions contemplated hereby).
3.8   Compliance with Applicable Law.
(a)   MBI and each of its Subsidiaries are, and at all times since December 31, 2016, have been, in compliance in all material respects with all laws applicable to their businesses, operations, properties or assets, including Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices. MBI is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information possessed by it or any of its Subsidiaries has been disclosed to, or accessed by, an unauthorized third party in a manner that would require or cause it or any of its Subsidiaries to undertake any material remedial action. MBI and each of its Subsidiaries have in effect, and at all relevant times since December 31, 2016 held, all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as conducted, and to the Knowledge of MBI, no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. MBI is duly registered with the FRB as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The deposit accounts of Marquis Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No Action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of MBI, threatened.
(b)   Since December 31, 2016, neither MBI nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (i) requiring MBI or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on its conduct of business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management or legal compliance, its business or its operations (any of the foregoing, a “MBI Regulatory Agreement”), or (ii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither MBI nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither MBI nor any of its Subsidiaries is party to or subject to any MBI Regulatory Agreement.
(c)   Neither MBI nor any of its Subsidiaries (nor, to the Knowledge of MBI, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
3.9   Material Contracts; Defaults.
(a)   Except with respect to certain MBI Benefit Plans described in Section 3.11, neither MBI nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each a “MBI Material Contract”): (i) that (A) limits or would limit in any respect the manner in which, or the localities in which, MBI or any of its Subsidiaries may conduct its business, (B) obligates MBI or any of its Subsidiaries to conduct business with any Person to the exclusion of others, or (C) other than provisions of standard vendor, service or supply contracts entered into the ordinary course of business, limits or would limit in any way the ability of MBI or any of its Subsidiaries to solicit prospective employees or customers or would so limit or purport to limit the ability of PHC or any of its affiliates to do so following consummation of the transactions contemplated by this Agreement; (ii) for the purchase of services, materials, supplies, goods, equipment or for the purchase, lease or license of other assets or property that provides for, or that creates future payment obligations in excess of, either (x) annual payments of

$100,000 or more or (y) aggregate payments of  $250,000 or more, other than contracts that can be terminated by MBI or a MBI Subsidiary on thirty (30) days or less written notice at any time without penalty or premium; or (iii) any contract or agreement that is a shared loss contract or agreement (including any related or ancillary contract or agreement) with the FDIC (each such contract, agreement or related or ancillary contract or agreement, a “Loss-Share Agreement”).
(b)   Neither MBI nor any of its Subsidiaries, nor, to the Knowledge of MBI, any counterparty or counterparties, is in breach of any MBI Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach.
3.10   State Takeover Laws.   The Board of Directors of MBI has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in any applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.
3.11   MBI Benefit Plans.
(a)   Section 3.11(a) of the MBI Disclosure Schedule sets forth a list of each material MBI Benefit Plan (as defined below). With respect to each material MBI Benefit Plan, MBI has made available to PHC a current, correct and complete copy (or, to the extent no written copy exists, an accurate description) thereof and, to the extent applicable: (i) the MBI Benefit Plan, the related trust agreement or other funding instrument (if any), and any other related documents (including all amendments to such MBI Benefit Plan); (ii) the most recent Internal Revenue Service (“IRS”) determination or opinion letter, if applicable; (iii) any summary plan description and summary of material modifications for such MBI Benefit Plan; (iv) all communications to or from the IRS or any other Governmental Entity relating to each MBI Benefit Plan; and (v) for the most recent year, (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports. For purposes of this Agreement, “MBI Benefit Plans” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, and all other benefit plans, arrangements or agreements, including any other employment, consulting, bonus, incentive or deferred compensation, commission, vacation, stock option or other equity-based award, severance, termination, retention, change of control, profit-sharing, insurance, split dollar insurance, fringe benefit, perquisite or other similar plan, program, agreement or commitment, whether written or unwritten, whether or not subject to ERISA, or whether formal or informal, for the benefit of any employee, former employee, individual service provider, former individual service provider, director or former director of MBI or any of its Subsidiaries entered into, maintained or contributed to by MBI or any of its Subsidiaries or to which MBI or any of its Subsidiaries is obligated to contribute, or with respect to which MBI or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise, other than any Multiemployer Plan.
(b)   (i) Each MBI Benefit Plan has been established, operated and administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and other laws; (ii) each MBI Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code) and has received or is the subject of a favorable determination letter or uses a prototype document that is subject to a favorable opinion letter relating to the most recently completed IRS remedial amendment period cycle, and, to the Knowledge of MBI, nothing has occurred (whether by action or failure to act) that would reasonably be expected to adversely affect the qualified status of any such MBI Benefit Plan (or the exempt status of any related trust); (iii) no “reportable event” (as such term is defined in Section 4043 of ERISA) that would reasonably be expected to result in liability has occurred with respect to any MBI Benefit Plan, and no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by MBI or any of its Subsidiaries with respect to any MBI Benefit Plan that has resulted, or would reasonably be expected to result, in any material liability with respect to any MBI Benefit Plan; (iv) no liability under Subtitle C or D of Title IV of ERISA has been or would reasonably be expected to be incurred by MBI or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of MBI or its Subsidiaries, or the single-employer plan of any ERISA Affiliate; (v) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of MBI or any of its Subsidiaries; (vi) except as expressly contemplated by this Agreement, there is no present intention by MBI that any MBI Benefit Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to MBI or any of its Subsidiaries (other than an immaterial increase in administrative costs or changes required by law) under any MBI Benefit Plan at any time within the twelve (12) months immediately following the date hereof; (vii) no MBI Benefit Plan provides for post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of MBI or any of its Subsidiaries, except as required under Section 4980B of the Code or otherwise except as may be required pursuant to any other laws; (viii) each of the MBI Benefit Plans that is intended to satisfy the requirements of Section 125, 423 or 501(c)(9) of the Code satisfies such requirements; and (ix) all contributions required to have been made under the terms of any MBI Benefit Plan or pursuant to ERISA and the Code have been timely made, and, to the extent required, all obligations in respect of each MBI Benefit Plan have been properly accrued and reflected in the MBI Financial Statements. As used in this Agreement, the term “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) Section 302 or 4068(a) of ERISA, (C) under Sections 412, 430 and 4971 of the Code, or (D) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.
(c)   With respect to each MBI Benefit Plan that is subject to Title IV of ERISA, as of the Effective Time, the assets of each such MBI Benefit Plan will be at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such MBI Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports.
(d)   Neither MBI nor any of its Subsidiaries (nor any ERISA Affiliate) maintains or contributes to a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a “multiple employer welfare arrangement” (as defined in Section 3(40) or ERISA). As used in this Agreement, the term “ERISA Affiliate” means any entity that is considered one employer with MBI or PHC, as applicable, under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.
(e)   With respect to any MBI Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of MBI, threatened, (ii) to the Knowledge of MBI, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (“PBGC”) in respect of any MBI Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets or liabilities from any such plan in connection with the transactions contemplated herein, (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or any other Governmental Entity is pending, in progress or, to the Knowledge of MBI, threatened (including any routine requests for information from the PBGC), and (v) there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against or in favor of any MBI Benefit Plan or any fiduciary thereof  (other than rules of general applicability). With respect to each MBI Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (A) no MBI Benefit Plan has failed to satisfy minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; and (B) there has been no determination that any MBI Benefit Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA). None of the assets of MBI, any of its Subsidiaries, or any ERISA Affiliate are subject to any Lien arising under ERISA or Subchapter D of Chapter 1 of the Code, and no condition exists that presents a material risk of any such Lien arising.
(f)   Except as described in Section 3.11(f) of the MBI Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) any payment or benefit (including severance, an “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of MBI or any of its Subsidiaries from MBI or any of its Subsidiaries under any MBI Benefit Plan or otherwise, (ii) any increase in compensation or benefits otherwise payable under any MBI Benefit Plan, (iii) any acceleration of the time of payment or vesting of any such benefits, (iv) the requirement to fund or increase the funding of any such benefits (through a grantor trust or otherwise), (v) except as otherwise provided in this Agreement, any limitation on the right of MBI or any of its Subsidiaries to (A) amend, merge or terminate any MBI Benefit Plan or related trust or (B) receive a reversion of assets from any MBI Benefit Plan or related trust, (vi) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, director or individual service provider of MBI or any of its Subsidiaries, or (vii) any payments under any of the MBI Benefit Plans or otherwise that would not be deductible under Section 280G of the Code.
(g)   No MBI Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.
3.12   Approvals.   As of the date of this Agreement, MBI knows of no reason why all Regulatory Approvals required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
3.13   Opinion.   The Board of Directors of MBI has received the opinion of Janney Montgomery Scott LLC to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the holders of MBI Common Stock in the Merger is fair from a financial point of view to such holders.
3.14   MBI Information.   None of the information supplied or to be supplied by MBI for inclusion or incorporation by reference in the Proxy Statement or in the Form S-4, or in any other application, notification or other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement or in any amendment or supplement thereto, will, at the time the Proxy Statement or any such amendment or supplement thereto is first mailed to MBI’s shareholders or PHC’s shareholders or at the time MBI’s shareholders vote on the matters constituting the MBI Shareholder Approval or PHC’s shareholders vote on the matters constituting the PHC Shareholder Approval or at the time the Form S-4 or any such amendment or supplement thereto becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by MBI in this Section 3.14 with respect to statements made or incorporated by reference therein based on information supplied by PHC or any of its representatives in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Form S-4 or such other applications, notifications or other documents. If at any time prior to the Effective Time any event should be discovered by MBI or any of its Subsidiaries which should be set forth in an amendment or supplement to the Proxy Statement, the Form S-4 or in any amendment or supplement to any such other applications, notifications or other documents, MBI shall promptly so inform PHC.
3.15   Litigation.   There is no action, suit, charge, claim, arbitration, investigation, inquiry, grievance, demand or other proceeding, whether judicial, arbitral, administrative or other (each, an “Action”), pending or, to the Knowledge of MBI, threatened against or affecting MBI or any of its Subsidiaries, any of their respective properties or assets, or any present (or, to the Knowledge of MBI, former) officer, director or employee of MBI or any of its Subsidiaries in such individual’s capacity as such, other than any immaterial, ordinary routine Action incidental to the business of MBI and its Subsidiaries. Neither MBI nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity (other than those of general application that apply to similarly situated banks and bank holding companies or their Subsidiaries).
3.16   Labor Matters.
(a)   There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of MBI or any of its Subsidiaries. There is no labor dispute, strike, work stoppage, work slowdown or lockout, or, to the Knowledge of MBI, threat thereof, by or with respect to any employees of MBI or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage, work slowdown, lockout or other work related disruption since December 31, 2016. To the Knowledge of MBI, there are no organizational efforts with respect to the formation of a collective bargaining unit or similar employee representative body presently being made or threatened involving employees of MBI or any of its Subsidiaries. MBI and its Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, employee classification, family and medical leave, occupational safety and health, disability, non-discrimination in employment and workers’ compensation. No Action asserting that MBI or any of its Subsidiaries has committed an unlawful employment practice or an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel MBI or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of MBI, threatened with respect to MBI or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity.
(b)   Neither MBI nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of MBI, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to MBI or any of its Subsidiaries and, to the Knowledge of MBI, no such investigation is in progress.
3.17   Environmental Matters.
(a)   (i) Neither MBI’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by MBI or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) since December 31, 2017, neither MBI nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any third party asserting that MBI or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by MBI or any of its Subsidiaries or as a result of any operations or activities of MBI or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to MBI or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to MBI or any of its Subsidiaries under any Environmental Law; and (v) neither MBI or its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to the Knowledge of MBI, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.
(b)   As used in this Agreement, the term “Environmental Law” means any law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Clean Air Act and the Occupational Safety and Health Act; regulations promulgated thereunder, and state counterparts to the foregoing.
(c)   As used in this Agreement, the term “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including petroleum.
3.18   Loan Matters.
(a)   There are no outstanding loans to any directors, executive officers and principal shareholders (as such terms are defined in the FRB’s Regulation O (12 C.F.R. Part 215)) of MBI or any of its Subsidiaries on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the loan was originated.
(b)   Each outstanding loan held by MBI or any of its Subsidiaries (including loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan files are being maintained, in accordance with the relevant notes or other credit or security documents, MBI’s or its applicable Subsidiary’s written underwriting standards (and, in the case of loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable laws in all material respects.
(c)   None of the agreements pursuant to which MBI or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein.
(d)   Each outstanding loan held by MBI or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception).
(e)   With respect to the loans held by MBI or any of its Subsidiaries, MBI has provided or made available to PHC a list of the following: (i) all loans (A) that as of June 30, 2019, are contractually past due ninety (90) days or more in the payment of principal or interest, (B) that as of June 30, 2019 are on non-accrual status, (C) that as of June 30, 2019 are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) where, as of June 30, 2019, the interest rate terms have been reduced or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) where a borrower, customer or other party has notified it during the past twelve (12) months of, or has asserted against it, in each case in writing, any “lender liability” or similar claim and, to the Knowledge of MBI, each borrower, customer or other party which has given any oral notification of, or orally asserted to or against it, any such claim; and (ii) all assets classified by it as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.
(f)   The allowance for loan losses reflected in the MBI Financial Statements was (and will be for periods ended after June 30, 2019) in compliance with its methodology for determining the adequacy of allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and was adequate under such standards.

3.19   Intellectual Property.
(a)   MBI and each of its Subsidiaries either owns or licenses all Intellectual Property used by it and necessary for the conduct of its businesses as currently conducted. Neither MBI nor any of its Subsidiaries is the licensor of material Intellectual Property to any third party. None of the Intellectual Property used by MBI or any of its Subsidiaries violates or infringes upon the Intellectual Property rights of any other Person in any material respect. As of the date hereof, there is no Action pending or, to the Knowledge of MBI, threatened, which challenges the rights of MBI or any of its Subsidiaries with respect to Intellectual Property used in its business or which asserts any violation or infringement of the Intellectual Property rights of any other Person.
(b)   For purposes of this Agreement, the term “Intellectual Property” means (i) trademarks, service marks, trade names, Internet domain names, designs and logos, together with all registrations and applications related to the foregoing; (ii) patents and industrial designs (including any applications for either of the foregoing); (iii) copyrights (including any registrations and applications for any of the foregoing); and (iv) computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.
3.20   Transactions with Affiliates.   There are no agreements, contracts, plans, arrangements or other transactions between MBI or any of its Subsidiaries, on the one hand, and any (i) officer or director of MBI or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of MBI, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of MBI, on the other hand, except those of a type available to non-affiliates of MBI generally and compensation or benefit arrangements with officers and directors.
3.21   Derivative Instruments and Transactions.
(a)   All Derivative Transactions, whether entered into for MBI’s own account or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (i) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable laws and (ii) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of MBI or one of its Subsidiaries, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is, as of the date hereof, in full force and effect. Neither MBI nor its Subsidiaries, nor, to the Knowledge of MBI, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.
(b)   As used in this Agreement, the term “Derivative Transaction” means any instrument currently considered to be a “swap” in the banking industry, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events or weather-related events, credit-related events or conditions or any indexes (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
3.22   Trust Business.   Neither MBI nor any of its Subsidiaries is authorized to act in any capacity as a corporate fiduciary.
3.23   Taxes.
(a)   All Tax Returns required to have been filed by or with respect to MBI or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other Taxes required to be paid by MBI or its Subsidiaries have been paid or will be timely paid, except for those Taxes being contested in good faith or for which adequate reserves have been established in the MBI Financial Statements or will be established in financial statements of MBI to be provided to PHC after the date hereof pursuant to this Agreement. No deficiency for any Tax has been asserted or assessed by a Governmental Entity in writing against MBI or any of its Subsidiaries that has not been satisfied by payment, settled, withdrawn or adequately reserved for. There are no Liens for Taxes on the assets of MBI or any of its Subsidiaries (except for statutory Liens for Taxes not yet delinquent). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which MBI or any of its Subsidiaries may be subject. All Taxes not yet due and payable by MBI or its Subsidiaries have been properly accrued on the financial books and records of MBI and its Subsidiaries in accordance with GAAP.
(b)   None of MBI or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among MBI and its Subsidiaries).
(c)   MBI and its Subsidiaries have complied with all applicable laws relating to withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax laws) and have, within the time and the manner prescribed by law, paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws. MBI and each of its Subsidiaries have complied with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign Tax laws).
(d)   As of the date of this Agreement, there are no audits, claims or controversies now pending or, to the Knowledge of MBI, threatened against or with respect to MBI or any of its Subsidiaries with respect to any Tax or failure to file any Tax Return.
(e)   Neither MBI nor any of its Subsidiaries has been a party to any distribution occurring in the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.
(f)   No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to MBI or any of its Subsidiaries.
(g)   Neither MBI nor any of its Subsidiaries has engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and the Treasury Regulations thereunder, as a principal, as a material advisor or otherwise.
(h)   Neither MBI nor any of its Subsidiaries (i) is or has, since December 31, 2007, been a member of an affiliated group (other than a group the common parent of which is MBI or a MBI Subsidiary) filing a consolidated, joint, combined or unitary Tax Return or (ii) has any liability for Taxes of any Person (other than MBI and any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.
(i)   Neither MBI nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge or any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(j)   As used in this Agreement, the term “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity.
(k)   As used in this Agreement, the term “Tax Returns” means all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms, claims for refund and information returns relating to Taxes and including any attachment thereto or amendment thereof.

3.24   Community Reinvestment Act Compliance.   Marquis Bank is in compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of  “satisfactory” or better in its most recently completed exam, and MBI has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Marquis Bank having its current rating lowered.
3.25   Insurance.   MBI and each of its Subsidiaries are presently insured, with what MBI believes to be financially sound and reputable insurance companies, against such risks and for such amounts as Previously Disclosed (which coverage is in accordance with all contractual and legal requirements applicable to MBI and its Subsidiaries). All of the policies, bonds and other arrangements providing for the foregoing (the “MBI Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Effective Time, and there is no breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a breach or default) by MBI or any of its Subsidiaries under any of the MBI Insurance Policies or, to the Knowledge of MBI, by any other party to the MBI Insurance Policies, and neither MBI nor any of its Subsidiaries has received any notice of cancellation or non-renewal of any MBI Insurance Policy nor, to the Knowledge of MBI, is the termination of any such policies threatened by the insurer, and there is no claim for coverage by MBI or any of its Subsidiaries pending under any of such MBI Insurance Policies as to which coverage has been denied or disputed by the underwriters of such MBI Insurance Policies or in respect of which such underwriters have reserved their rights.
3.26   Title.   MBI and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all personal property owned by them, in each case free and clear of all Liens, except for Liens reflected in the MBI Financial Statements and statutory Liens for amounts not yet due and payable and such other Liens as are not material. Any real property and facilities held under lease by MBI or its Subsidiaries are valid, subsisting and enforceable leases and none of such real property or facilities leases will be adversely affected by the consummation of the Merger or the Bank Merger.
3.27   Investment Portfolio.   Except for pledges to secure public and trust deposits or otherwise made in the ordinary course of business, Liens securing repurchase obligations incurred in the ordinary course of business consistent with past practice, and for FHLB stock, none of the investment securities reflected in the MBI Financial Statements and none of the investment securities since acquired by MBI or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which impairs the ability of MBI or any of its Subsidiaries to freely dispose of such investment at any time, other than those restrictions imposed on securities held to maturity under GAAP.
3.28   Books and Records.   The corporate record books of MBI and its Subsidiaries are complete and accurate in all material respects and reflect all meetings, consents and other actions of the boards of directors and shareholders of MBI and its Subsidiaries.
3.29   Indemnification.   To the Knowledge of MBI, as of the date hereof no action or failure to take action by any present or former director, officer, employee or agent of MBI or any of its Subsidiaries has occurred which would give rise to a claim by any such individual for indemnification from MBI or any of its Subsidiaries.
3.30   Broker’s Fees.   Neither MBI nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Hovde Group LLC and FIG Partners LLC, pursuant to separate letter agreements between them and MBI, the terms of which have been previously disclosed.
3.31   No Other Representations.   MBI acknowledges that PHC makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article IV, including with respect to any information furnished, disclosed or made available to MBI or its representatives in the course of their due diligence investigation and the negotiation of this Agreement. The representations and warranties set forth in Article IV are made solely by PHC, and no representative of PHC shall have any responsibility or liability related thereto. MBI acknowledges and agrees that it has not relied on any representation, warranty or other statement by any person on behalf PHC or any of its Subsidiaries, other than the representations and warranties expressly contained in Article IV of this Agreement and that all other representations and warranties are specifically disclaimed.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PHC
Except as Previously Disclosed, PHC hereby represents and warrants to MBI as follows:
4.1   Organization, Standing and Power.
(a)   Each of PHC and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation or organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or assets makes such qualification or licensing necessary, except, in the case of clauses (i) (with respect to PHC’s Subsidiaries only), (ii) and (iii), where the failure to be so qualified or licensed would not have a Material Adverse Effect on PHC.
(b)   PHC has previously made available to MBI true and complete copies of PHC’s articles of incorporation (the “PHC Charter”) and bylaws (the “PHC Bylaws”) and the articles or certificate of incorporation or formation and bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement and as in full force and effect. Neither PHC nor any of its Subsidiaries is in violation of any provision of the PHC Charter or PHC Bylaws or such articles or certificate of incorporation or formation and bylaws (or comparable organizational documents) of such Subsidiary, as applicable.
4.2   Capitalization.
(a)   The authorized capital stock of PHC consists of  (i) 50,000,000 shares of PHC Common Stock of which, as of the date hereof, 5,188,302 shares were issued and outstanding (not including shares held in treasury), which includes 2,499 shares of restricted stock granted under the PHC 2019 Equity Incentive Plan, and 3,848 shares of PHC Common Stock that have been purchased by employees under an employee stock purchase plan and pending issuance at year-end, (ii) 10,000,000 shares of Class B Non-Voting Common Stock, of which, as of the date hereof, 752,184 shares are issued or outstanding, and (iii) 10,000,000 shares of preferred stock, none of which are issued or outstanding. All of the issued and outstanding shares of PHC Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of PHC is issued or outstanding. As of the date hereof, PHC held 45,000 shares of PHC Common Stock in its treasury. As of the date of this Agreement, there are 181,233 shares of PHC Common Stock reserved for issuance or to be delivered in respect of outstanding stock options granted under the PHC Stock Option Plan and there are 954,500 shares of PHC Common Stock reserved for issuance or to be delivered in respect of outstanding stock appreciation rights granted under the PHC 2014 Stock Appreciation Rights Plan (together with the PHC 2019 Equity Incentive Plan, the “PHC Equity Plans”) and outstanding immediately prior to the Effective Time (each such award, an “PHC Stock Option”) and, except for such outstanding Stock Options, PHC does not have and is not bound by any Rights calling for the purchase or issuance of or the payment of any amount based on any shares of PHC Common Stock, Voting Debt of PHC or any other equity securities of PHC or any securities representing the right to purchase or otherwise receive any shares of PHC Common Stock, Voting Debt of PHC or other equity securities of PHC. The shares of PHC Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no contractual obligations of PHC or any of its

Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of PHC or any equity security of PHC or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of PHC or its Subsidiaries or (ii) pursuant to which PHC or any of its Subsidiaries is or could be required to register shares of PHC capital stock or other securities under the Securities Act, in each case, other than contractual obligations with respect to (A) the issuance of shares of PHC Common Stock in respect of any exercise of PHC Stock Options granted under the PHC Equity Plans or settlement of any equity or equity-based award granted under the PHC Equity Plans that is outstanding on the date hereof, and (B) the acquisition of shares of PHC Common Stock from a holder of a PHC stock option or PHC equity or equity-based award in satisfaction of withholding obligations or in payment of the exercise price.
(b)   All of the issued and outstanding shares of capital stock or other equity ownership interests of each Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act) of PHC (which, for purposes of this Agreement, shall include Professional Bank) are owned by PHC, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. No Significant Subsidiary of PHC has or is bound by any Rights calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. Except as Previously Disclosed and for the ownership of PHC Subsidiaries, readily marketable securities, securities held-to-maturity in PHC Bank’s investment portfolio and stock in the FHLB, neither PHC nor any of its Subsidiaries owns any equity or profit-and-loss interest in any Person.
(c)   PHC does not have a dividend reinvestment plan or any shareholder rights plan.
4.3   Authority; No Violation.
(a)   PHC has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the PHC Shareholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of PHC. As of the date of this Agreement, the Board of Directors of PHC has determined that this Agreement is advisable and in the best interests of PHC and its shareholders and has directed that the issuance of shares of PHC Common Stock to be issued in connection with this Agreement and the Merger (the “PHC Stock Issuance”) be submitted to PHC’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the receipt of the affirmative vote to approve the PHC Stock Issuance by the holders of the PHC Common Stock by a majority of the total votes cast at a meeting called therefor (the “PHC Shareholder Approval”), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by PHC and (assuming due authorization, execution and delivery by MBI) constitutes the valid and binding obligation of PHC, enforceable against PHC in accordance with its terms (subject to the Bankruptcy and Equity Exception).
(b)   Neither the execution and delivery of this Agreement by PHC or the Bank Merger Agreement by Professional Bank, nor the consummation by PHC of the transactions contemplated in this Agreement or by Professional Bank of the transactions in the Bank Merger Agreement, nor compliance by PHC or Professional Bank with any of the terms or provisions of this Agreement or the Bank Merger Agreement, will (i) assuming that the PHC Shareholder Approval is duly obtained or given, violate any provision of the PHC Charter or the PHC Bylaws or the organizational documents of Professional Bank, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (A) violate any law, judgment, order, injunction or decree applicable to PHC, any of its Subsidiaries or any of their respective properties or assets in a manner that would reasonably be expected to have a Material Adverse Effect on PHC, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of PHC or any of its Subsidiaries under, any of the terms, conditions or provisions of any material contract, note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which PHC or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.
4.4   Consents and Approvals.   Except for (i) the Regulatory Approvals, (ii) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (iii) the filing of the Articles of Merger contemplated by Section 1.2 and the filing of documents with the FDIC, applicable state banking agencies, the Department of State of the State of Florida and the Secretary of State of the State of Florida to cause the Bank Merger to become effective and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of PHC Common Stock pursuant to this Agreement and approval of listing of such PHC Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by PHC or any of its Subsidiaries of the Merger, the Bank Merger, or any of the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by PHC of this Agreement.
4.5   Reports.   PHC and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2016 and prior to the date hereof with Governmental Entities, and have paid all fees and assessments due and payable in connection therewith. There is no unresolved violation or exception of which PHC has been given notice by any Governmental Entity with respect to any such report, registration, statement or certification.
4.6   Financial Statements.
(a)   The audited consolidated balance sheets (including related notes and schedules, if any) of PHC and its Subsidiaries as of December 31, 2018, 2017 and 2016 and the consolidated statements of operations, shareholders’ equity and cash flows (including related notes and schedules, if any) of PHC and its Subsidiaries for each of the three (3) years ended December 31, 2018, 2017 and 2016, and the unaudited interim consolidated financial statements of PHC and its Subsidiaries as of June 30, 2019 and for the period then ended (collectively, the “PHC Financial Statements”) have been previously made available to MBI or its representatives. The PHC Financial Statements have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject, in the case of the unaudited interim statements, to normal year-end adjustments), the consolidated financial position, results of operations and (with respect to the audited year-end financial statements) cash flows of PHC and its Subsidiaries on a consolidated basis as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in such statements or in the notes thereto. As of the date hereof, the financial and accounting books and records of PHC and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
(b)   The call reports of Professional Bank and accompanying schedules, as filed with the FDIC, for each calendar quarter beginning with the quarter ended March 31, 2017, through the Closing Date have been prepared in all material respects in accordance with applicable regulatory requirements, including applicable regulatory accounting principles and practices, through periods covered by such reports.
(c)   There is no transaction, arrangement or other relationship between PHC or any of its Subsidiaries and any unconsolidated or other affiliated entity that, as of the date hereof, is not reflected in the PHC Financial Statements.
(d)   The records, systems, controls, data and information of PHC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PHC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on PHC’s (or any PHC Subsidiary’s) system of internal accounting controls.
(e)   Since December 31, 2016, (i) neither PHC nor, to the Knowledge of PHC, any director, officer, employee, auditor, accountant or representative of PHC or Professional Bank has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of PHC or any of its Subsidiaries or its internal accounting controls, including any material complaint, allegation, assertion or claim that PHC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing PHC or any of its Subsidiaries, or other Person, whether or not employed by PHC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or violation of banking or other laws by PHC or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors or senior management of PHC or any of its Subsidiaries or any committee thereof or to any director or officer of PHC or any of its Subsidiaries. For purposes of this Agreement, “Knowledge” of PHC shall mean the actual knowledge of the individuals listed in Section 4.6(e) of the PHC Disclosure Schedule, after reasonable inquiry.
4.7   Absence of Changes.
(a)   Since December 31, 2016, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PHC.
(b)   Since December 31, 2017, PHC and its Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects (other than in connection with the negotiation of this Agreement and the transactions contemplated hereby).
4.8   Compliance with Applicable Law.
(a)   PHC and each of its Subsidiaries are, and at all times since December 31, 2016, have been, in compliance in all material respects with all laws applicable to their businesses, operations, properties or assets, including Sections 23A and 23B of the Federal Reserve Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, the Bank Secrecy Act and all other applicable fair lending laws and other laws relating to discriminatory business practices. PHC is not aware of any facts or circumstances that would cause it to believe that any nonpublic customer information possessed by it or any of its Subsidiaries has been disclosed to, or accessed by, an unauthorized third party in a manner that would require or cause it or any of its Subsidiaries to undertake any material remedial action. PHC and each of its Subsidiaries have in effect, and at all relevant times since December 31, 2016, held all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as conducted and, to PHC’s Knowledge, no suspension or cancellation of any such Permits is threatened and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit. PHC is duly registered with the FRB as a bank holding company under the BHC Act. The deposit accounts of Professional Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. No Action for the revocation or termination of such deposit insurance is pending or, to the Knowledge of PHC, threatened.
(b)   Since December 31, 2016, neither PHC nor any of its Subsidiaries has received any written notification or communication from any Governmental Entity (i) requiring PHC or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, extraordinary supervisory letter or other formal or informal enforcement action of any kind that imposes any material restrictions on its conduct of business or that relates to its capital adequacy, its credit or risk management policies, its dividend policy, its management or legal compliance, its business or its operations (any of the foregoing, a “PHC Regulatory Agreement”), or (ii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC insurance coverage, and neither PHC nor any of its Subsidiaries has been advised by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such judgment, order, injunction, rule, agreement, memorandum of understanding, commitment letter, supervisory letter, decree or similar submission. Neither PHC nor any of its Subsidiaries is party to or subject to any PHC Regulatory Agreement.
(c)   Neither PHC nor any of its Subsidiaries (nor, to the Knowledge of PHC, any of their respective directors, executives, representatives, agents or employees) (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (iv) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.
4.9   Material Contracts; Defaults.
(a)   Neither PHC nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each a “PHC Material Contract”) (i) that (A) limits or would limit in any respect the manner in which, or the localities in which, PHC or any of its Subsidiaries may conduct its business, (B) obligates PHC or any of its Subsidiaries to conduct business with any Person to the exclusion of others, or (C) other than provisions of standard vendor, service or supply contracts entered into the ordinary course of business, limits or would limit in any way the ability of PHC or any of its Subsidiaries to solicit prospective employees or customers or (ii) any contract or agreement that is a shared loss contract or agreement (including any related or ancillary contract or agreement) with the FDIC.
(b)   Neither PHC nor any of its Subsidiaries, nor, to the Knowledge of PHC, any counterparty or counterparties, is in breach of any PHC Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach.
4.10   State Takeover Laws.   The Board of Directors of PHC has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions the restrictions on “business combinations” set forth in any applicable “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.
4.11   PHC Benefit Plans.
(a)   Section 4.11(a) of the PHC Disclosure Schedule sets forth a list of each material PHC Benefit Plan (as defined below). With respect to each material PHC Benefit Plan, PHC has made available to PHC a current, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) the PHC Benefit Plan, the related trust agreement or other funding instrument (if any), and any other related documents (including all amendments to such PHC Benefit Plan); (ii) the most recent IRS determination or opinion letter, if applicable; (iii) any summary plan description and summary of material modifications for such PHC Benefit Plan; (iv) all communications to or from the IRS or any other Governmental Entity relating to each PHC Benefit Plan; and (v) for the most recent year, (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports. For purposes of this Agreement, “PHC Benefit Plans” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, and all other benefit plans, arrangements or agreements, including any other employment, consulting, bonus, incentive or deferred compensation, commission, vacation, stock option or other equity-based award, severance, termination, retention, change of control, profit-sharing, insurance, split dollar insurance, fringe benefit, perquisite or other similar plan, program, agreement or commitment, whether written or unwritten, whether or not subject to ERISA, or whether formal or informal, for the benefit of any employee, former employee, individual service provider, former individual service provider, director or former director of PHC or any of its Subsidiaries entered into, maintained or contributed to by PHC or any of its Subsidiaries or to which PHC or any of its Subsidiaries is obligated to contribute, or with respect to which PHC or any of its Subsidiaries has any liability, direct or indirect, contingent or otherwise, other than any Multiemployer Plan.
(b)   (i) Each PHC Benefit Plan has been established, operated and administered in all material respects in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other laws; (ii) each PHC Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified (and each corresponding trust is exempt under Section 501 of the Code) and has received or is the subject of a favorable determination letter or uses a prototype document that is subject to a favorable opinion letter relating to the most recently completed IRS remedial amendment period cycle, and, to the Knowledge of PHC, nothing has occurred (whether by action or failure to act) that would reasonably be expected to adversely affect the qualified status of any such PHC Benefit Plan (or the exempt status of any related trust); (iii) no “reportable event” (as such term is defined in Section 4043 of ERISA) that would reasonably be expected to result in liability has occurred with respect to any PHC Benefit Plan, and no non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has been engaged in by PHC or any of its Subsidiaries with respect to any PHC Benefit Plan that has resulted, or would reasonably be expected to result, in any material liability with respect to any PHC Benefit Plan; (iv) no liability under Subtitle C or D of Title IV of ERISA has been or would reasonably be expected to be incurred by PHC or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of PHC or its Subsidiaries, or the single-employer plan of any ERISA Affiliate; (v) there does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of PHC or any of its Subsidiaries; (vi) except as expressly contemplated by this Agreement, there is no present intention by PHC that any PHC Benefit Plan be materially amended, suspended or terminated, or otherwise modified to change benefits (or the levels thereof) in a manner that results in an increased cost to PHC or any of its Subsidiaries (other than an immaterial increase in administrative costs or changes required by law) under any PHC Benefit Plan at any time within the twelve (12) months immediately following the date hereof; (vii) no PHC Benefit Plan provides for post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of PHC or any of its Subsidiaries, except as required under Section 4980B of the Code or otherwise except as may be required pursuant to any other laws; (viii) each of the PHC Benefit Plans that is intended to satisfy the requirements of Section 125, 423 or 501(c)(9) of the Code satisfies such requirements; and (ix) all contributions required to have been made under the terms of any PHC Benefit Plan or pursuant to ERISA and the Code have been timely made, and, to the extent required, all obligations in respect of each PHC Benefit Plan have been properly accrued and reflected in the PHC Financial Statements.
(c)   With respect to each PHC Benefit Plan that is subject to Title IV of ERISA, as of the Effective Time, the assets of each such PHC Benefit Plan will be at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such PHC Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports.
(d)   Neither PHC nor any of its Subsidiaries (nor any ERISA Affiliate) maintains or contributes to a Multiemployer Plan within the meaning of Section 4001(a)(iii) of ERISA or a “multiple employer welfare arrangement” (as defined in Section 3(40) or ERISA).
(e)   With respect to any PHC Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of PHC, threatened, (ii) to the Knowledge of PHC, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims, (iii) no written or oral communication has been received from the

PBGC in respect of any PHC Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets or liabilities from any such plan in connection with the transactions contemplated herein, (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or any other Governmental Entity is pending, in progress or, to the Knowledge of PHC, threatened (including any routine requests for information from the PBGC), and (v) there is no judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against or in favor of any PHC Benefit Plan or any fiduciary thereof  (other than rules of general applicability). With respect to each PHC Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (A) no PHC Benefit Plan has failed to satisfy minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; and (B) there has been no determination that any PHC Benefit Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA). None of the assets of PHC, any of its Subsidiaries, or any ERISA Affiliate are subject to any Lien arising under ERISA or Subchapter D of Chapter 1 of the Code, and no condition exists that presents a material risk of any such Lien arising.
(f)   Except as described in Section 4.11(f) of the PHC Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) any payment or benefit (including severance, an “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former employee, officer or director of PHC or any of its Subsidiaries from PHC or any of its Subsidiaries under any PHC Benefit Plan or otherwise, (ii) any increase in compensation or benefits otherwise payable under any PHC Benefit Plan, (iii) any acceleration of the time of payment or vesting of any such benefits, (iv) the requirement to fund or increase the funding of any such benefits (through a grantor trust or otherwise), (v) except as otherwise provided in this Agreement, any limitation on the right of PHC or any of its Subsidiaries to (A) amend, merge or terminate any PHC Benefit Plan or related trust or (B) receive a reversion of assets from any PHC Benefit Plan or related trust, (vi) the renewal or extension of the term of any agreement regarding the compensation of any current or former employee, director or individual service provider of PHC or any of its Subsidiaries, or (vii) any payments under any of the PHC Benefit Plans or otherwise that would not be deductible under Section 280G of the Code.
(g)   No PHC Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.
4.12   Approvals.   As of the date of this Agreement, PHC knows of no reason why all Regulatory Approvals required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.
4.13   Opinion.   The Board of Directors of PHC has received the opinion of Stephens Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair, from a financial point of view, to PHC.
4.14   PHC Information.   None of the information supplied or to be supplied by PHC for inclusion or incorporation by reference in the Proxy Statement or in the Form S-4, or in any other application, notification or other document filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, or any amendment or supplement thereto will, at the time the Proxy Statement or any such amendment or supplement thereto is first mailed to MBI’s shareholders or PHC’s shareholders or at the time MBI’s shareholders vote on the matters constituting the MBI Shareholder Approval or PHC’s shareholders vote on the matters constituting the PHC Shareholder Approval or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by PHC in this Section 4.10 with respect to statements made or incorporated by reference therein based on information supplied by MBI or any of its representatives in writing expressly for inclusion or incorporation by reference in the Proxy Statement, the Form S-4 or such other applications, notifications or other documents. If at any time prior to the Effective Time any event should be discovered by PHC or any of its Subsidiaries which should be set forth in an amendment or supplement to the Proxy Statement, the Form S-4 or in any amendment or supplement to any such other applications, notifications or other documents, PHC shall promptly so inform MBI.
4.15   Litigation.   There is no Action pending or, to the Knowledge of PHC, threatened against or affecting PHC or any of its Subsidiaries, any of their respective properties or assets, or any present (or, to the Knowledge of PHC, former) officer, director or employee of PHC or any of its Subsidiaries in such individual’s capacity as such, other than any immaterial, ordinary routine Action incidental to the business of PHC and its Subsidiaries. Neither PHC nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity (other than those of general application that apply to similarly situated banks and bank holding companies or their Subsidiaries).
4.16   Labor Matters.
(a)   There are no collective bargaining agreements or other labor union contracts, agreements or understandings applicable to any employees of PHC or any of its Subsidiaries. There is no labor dispute, strike, work stoppage, work slowdown or lockout, or, to the Knowledge of PHC, threat thereof, by or with respect to any employees of PHC or any of its Subsidiaries, and there has been no labor dispute, strike, work stoppage, work slowdown, lockout or other work related disruption since December 31, 2016. To the Knowledge of PHC, there are no organizational efforts with respect to the formation of a collective bargaining unit or similar employee representative body presently being made or threatened involving employees of PHC or any of its Subsidiaries. PHC and its Subsidiaries are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work, employee classification, family and medical leave, occupational safety and health, disability, non-discrimination in employment and workers’ compensation. No Action asserting that PHC or any of its Subsidiaries has committed an unlawful employment practice or an unfair labor practice (within the meaning of the National Labor Relations Act of 1935) or seeking to compel PHC or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment is pending or, to the Knowledge of PHC, threatened with respect to PHC or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Entity.
(b)   Neither PHC nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. None of PHC, any of its Subsidiaries or any of its or their executive officers has received within the past three (3) years any notice of intent by any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation relating to PHC or any of its Subsidiaries and, to the Knowledge of PHC, no such investigation is in progress.
4.17   Environmental Matters.
(a)   (i) Neither PHC’s conduct nor its operation or the conduct or operation of its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including in a fiduciary or agency capacity), violates or has violated Environmental Laws; (ii) there has been no release of any Hazardous Substance by PHC or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any remedial obligation, corrective action requirement or liability under applicable Environmental Laws; (iii) since December 31, 2017, neither PHC nor any of its Subsidiaries has received any written claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any Governmental Entity or any third party asserting that PHC or any of its Subsidiaries or the operation or condition of any property ever owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property; (iv) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by PHC or any of its Subsidiaries or as a result of any operations or activities of PHC or any of its Subsidiaries at any location, and no other condition has existed or event has occurred with respect to PHC or any of its Subsidiaries or any such properties or facilities that, with notice or the passage of time, or both, would be reasonably likely to result in liability under Environmental Laws, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or could reasonably be expected to result in liability to PHC or any of its Subsidiaries under any Environmental Law; and (v) neither PHC or its Subsidiaries nor any of their respective properties or facilities are subject to, or are, to the Knowledge of PHC, threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.
4.18   Loan Matters.
(a)   There are no outstanding loans to any directors, executive officers and principal shareholders (as such terms are defined in the FRB’s Regulation O (12 C.F.R. Part 215)) of PHC or any of its Subsidiaries on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the loan was originated.
(b)   Each outstanding loan held by PHC or any of its Subsidiaries (including loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant loan files are being maintained, in accordance with the relevant notes or other credit or security documents, PHC’s or its applicable Subsidiary’s written underwriting standards (and, in the case of loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable laws in all material respects.
(c)   None of the agreements pursuant to which PHC or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein.
(d)   Each outstanding loan held by PHC or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception).
(e)   With respect to the loans held by PHC or any of its Subsidiaries, PHC has provided or made available to MBI a list of the following: (i) all loans (A) that as of June 30, 2019, are contractually past due ninety (90) days or more in the payment of principal or interest, (B) that as of June 30, 2019 are on non-accrual status, (C) that as of June 30, 2019 are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such loan and the identity of the obligor thereunder, (D) where, as of June 30, 2019, the interest rate terms have been reduced or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith or (F) where a borrower, customer or other party has notified it during the past twelve (12) months of, or has asserted against it, in each case in writing, any “lender liability” or similar claim and, to the Knowledge of PHC, each borrower, customer or other party which has given any oral notification of, or orally asserted to or against it, any such claim; and (ii) all assets classified by it as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(f)   The allowance for loan losses reflected in the PHC Financial Statements was (and will be for periods ended after June 30, 2019) in compliance with its methodology for determining the adequacy of allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and was adequate under such standards.
4.19   Intellectual Property.   PHC and each of its Subsidiaries either owns or licenses all Intellectual Property used by it and necessary for the conduct of its businesses as currently conducted. Neither PHC nor any of its Subsidiaries is the licensor of material Intellectual Property to any third party. None of the Intellectual Property used by PHC or any of its Subsidiaries violates or infringes upon the Intellectual Property rights of any other Person in any material respect. As of the date hereof, there is no Action pending or, to the Knowledge of PHC, threatened, which challenges the rights of PHC or any of its Subsidiaries with respect to Intellectual Property used in its business or which asserts any violation or infringement of the Intellectual Property rights of any other Person.
4.20   Transactions with Affiliates.   There are no agreements, contracts, plans, arrangements or other transactions between PHC or any of its Subsidiaries, on the one hand, and any (i) officer or director of PHC or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of PHC, (iii) affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other affiliate of PHC, on the other hand, except those of a type available to non-affiliates of PHC generally, and compensation or benefit arrangements with officers and directors.
4.21   Derivative Instruments and Transactions.   All Derivative Transactions, whether entered into for PHC’s own account or for the account of one or more of its Subsidiaries or their customers, if any, were entered into (i) in the ordinary course of business consistent with past practice and in accordance with prudent business practices and all applicable laws and (ii) with counterparties believed to be financially responsible at the time. Each Derivative Transaction constitutes the valid and legally binding obligation of PHC or one of its Subsidiaries, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), and is, as of the date hereof, in full force and effect. Neither PHC nor its Subsidiaries, nor, to the Knowledge of PHC, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.
4.22   Trust Business.   Neither PHC nor any of its Subsidiaries is authorized to act in any capacity as a corporate fiduciary.
4.23   Taxes.
(a)   All Tax Returns required to have been filed by or with respect to PHC or its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained), and such Tax Returns are accurate and complete in all material respects. All Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other Taxes required to be paid by PHC or its Subsidiaries have been paid or will be timely paid, except for those Taxes being contested in good faith or for which adequate reserves have been established in the PHC Financial Statements or will be established in financial statements of PHC to be provided to MBI after the date hereof pursuant to this Agreement. No deficiency for any Tax has been asserted or assessed by a Governmental Entity in writing against PHC or any of its Subsidiaries that has not been satisfied by payment, settled, withdrawn or adequately reserved for. There are no Liens for Taxes on the assets of PHC or any of its Subsidiaries (except for statutory Liens for Taxes not yet delinquent). There are no outstanding waivers or agreements extending the period for assessment of Taxes for any period with respect to any Tax to which PHC or any of its Subsidiaries may be subject. All material Taxes not yet due and payable by PHC or its Subsidiaries have been properly accrued on the financial books and records of PHC and its Subsidiaries in accordance with GAAP.
(b)   None of PHC or its Subsidiaries is a party to or bound by or has any obligation under any Tax allocation sharing or similar agreement or arrangement (other than an agreement or arrangement solely among PHC and its Subsidiaries).
(c)   PHC and its Subsidiaries have complied with all applicable laws relating to withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax laws) and have, within the time and the manner prescribed by law, paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws. PHC and each of its Subsidiaries have complied with all information reporting requirements imposed by the Code (and similar provisions under any other domestic or foreign Tax laws).
(d)   As of the date of this Agreement, there are no audits, claims or controversies now pending or, to the Knowledge of PHC, threatened against or with respect to PHC or any of its Subsidiaries with respect to any Tax or failure to file any Tax Return.
(e)   Neither PHC nor any of its Subsidiaries has been a party to any distribution occurring in the last five (5) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.
(f)   No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to PHC or any of its Subsidiaries.
(g)   Neither PHC nor any of its Subsidiaries has engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and the Treasury Regulations thereunder, as a principal, as a material advisor or otherwise.
(h)   Neither PHC nor any of its Subsidiaries (i) is or has, since December 31, 2008, been a member of an affiliated group (other than a group the common parent of which is PHC or a PHC Subsidiary) filing a consolidated, joint, combined or unitary Tax Return or (ii) has any liability for Taxes of any Person (other than PHC and any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor, by contract, or otherwise.
(i)   Neither PHC nor any of its Subsidiaries has taken or agreed to take any action or has any knowledge or any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.24   Community Reinvestment Act.   Professional Bank is in compliance with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of  “satisfactory” or better in its most recently completed exam, and PHC has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in Professional Bank having its current rating lowered.
4.25   Insurance.   PHC and each of its Subsidiaries are presently insured, with what PHC believes to be financially sound and reputable insurance companies, against such risks and for such amounts as Previously Disclosed (which coverage is in accordance with all contractual and legal requirements applicable to PHC and its Subsidiaries). All of the policies, bonds and other arrangements providing for the foregoing (the “PHC Insurance Policies”) are in full force and effect, the premiums due and payable thereon have been or will be timely paid through the Effective Time, and there is no breach or default (and no condition exists or event has occurred that, with the giving of notice or lapse of time or both, would constitute such a breach or default) by PHC or any of its Subsidiaries under any of the PHC Insurance Policies or, to the Knowledge of PHC, by any other party to the PHC Insurance Policies, and neither PHC nor any of its Subsidiaries has received any notice of cancellation or non-renewal of any PHC Insurance Policy nor, to the Knowledge of PHC, is the termination of any such policies threatened by the insurer, and there is no claim for coverage by PHC or any of its Subsidiaries pending under any of such PHC Insurance Policies as to which coverage has been denied or disputed by the underwriters of such PHC Insurance Policies or in respect of which such underwriters have reserved their rights.
4.26   Title.   PHC and its Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and valid title to all personal property owned by them, in each case free and clear of all Liens, except for Liens reflected in the PHC Financial Statements and statutory Liens for amounts not yet due and payable and such other Liens as are not material. Any real property and facilities held under lease by PHC or its Subsidiaries are valid, subsisting and enforceable leases and none of such real property or facilities leases will be adversely affected by the consummation of the Merger or the Bank Merger.

4.27   Investment Portfolio.   Except for pledges to secure public and trust deposits or otherwise made in the ordinary course of business, Liens securing repurchase obligations incurred in the ordinary course of business consistent with past practice, and for FHLB stock, none of the investment securities reflected in the PHC Financial Statements and none of the investment securities since acquired by PHC or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which impairs the ability of PHC or any of its Subsidiaries to freely dispose of such investment at any time, other than those restrictions imposed on securities held to maturity under GAAP.
4.28   Books and Records.   The corporate record books of PHC and its Subsidiaries are complete and accurate in all material respects and reflect all meetings, consents and other actions of the boards of directors and shareholders of PHC and its Subsidiaries.
4.29   Indemnification.   To the Knowledge of PHC, as of the date hereof no action or failure to take action by any present or former director, officer, employee or agent of PHC or any of its Subsidiaries has occurred which would give rise to a claim by any such individual for indemnification from PHC or any of its Subsidiaries.
4.30   Broker’s Fees.   Neither PHC nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Stephens Inc.
4.31   Financing.   Prior to the Closing, PHC will have sufficient cash and shares of PHC Common Stock available for issuance as are necessary to satisfy all of its obligations under this Agreement and to consummate the transactions contemplated hereby, including the payment of the aggregate Merger Consideration to holders of MBI Common Stock and MBI equity awards and to pay all related expenses of PHC.
4.32   No Other Representations.   PHC acknowledges that MBI makes no representations or warranties as to any matter whatsoever except as expressly set forth in Article III, including with respect to any information furnished, disclosed or made available to PHC or its representatives in the course of their due diligence investigation and the negotiation of this Agreement. The representations and warranties set forth in Article III are made solely by MBI, and no representative of MBI shall have any responsibility or liability related thereto. PHC acknowledges and agrees that it has not relied on any representation, warranty or other statement by any person on behalf MBI or any of its Subsidiaries, other than the representations and warranties expressly contained in Article III of this Agreement and that all other representations and warranties are specifically disclaimed.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1   Conduct of MBI Business Prior to the Effective Time.   Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of PHC (which shall not be unreasonably withheld, conditioned or delayed), or as Previously Disclosed, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, MBI shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including with its employees, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of MBI or PHC or any of their respective Subsidiaries to obtain any necessary Regulatory Approvals or to timely consummate the transactions contemplated hereby.
5.2   MBI Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as Previously Disclosed or as required by applicable law or a Governmental Entity, MBI shall not, and shall not permit any of its Subsidiaries, without the prior written consent of PHC (which shall not be unreasonably withheld, conditioned or delayed), to:

(a)   Capital Stock.   Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any Rights, other than issuances of shares of MBI Common Stock in respect of any exercise of a MBI Stock Option that is outstanding on the date hereof in accordance with its terms as in effect on the date hereof.
(b)   Other Securities.   Issue or repurchase any other capital securities, Voting Debt, or other securities.
(c)   Dividends, Etc.   (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than dividends from wholly owned Subsidiaries to MBI or to another wholly owned Subsidiary of MBI); or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests or Rights.
(d)   Compensation and Employment, Etc.   Except (i) as required by applicable law or any MBI Benefit Plan (including for this purpose, if applicable, in order to avoid Tax penalties under Section 409A of the Code), or (ii) with respect to transactions Previously Disclosed to PHC, (A) enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director or Executive Officer (as defined in Regulation O issued pursuant to the Federal Reserve Act) of MBI or any of its Subsidiaries; (B) grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), other than (I) payment of normal individual increases in salary (not to exceed 5% per annum in the aggregate for all employees), (II) payment of accumulated but unused sick leave during a longer term illness period or pending commencement of disability benefits to rank and file employees, and (III) payment of severance, in each case in the ordinary course of business consistent with past practice; or (C) hire and new Executive Officers.
(e)   Benefit Plans.   Except (i) as required by applicable law (including for this purpose, if applicable, in order to avoid Tax penalties under Section 409A of the Code), (ii) required by any MBI Benefit Plan, or (iii) with respect to transactions Previously Disclosed to PHC, enter into, establish, adopt, modify, amend, renew, or terminate any MBI Benefit Plan, or take any action to grant, pay or accelerate the vesting of compensation or benefits payable thereunder.
(f)   Dispositions.   Sell, transfer, mortgage or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value, or sell or transfer any portion of its deposit liabilities.
(g)   Leases or Licenses.   Enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property or Intellectual Property, other than the renewal of an agreement that is necessary or advisable to operate its business in the ordinary course consistent with past practice, or permit to lapse its rights in any material Intellectual Property.
(h)   Acquisitions.   Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business or properties of any Person.
(i)   Loans, Loan Participations and Servicing Rights.   Sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice or to bring a loan in compliance with legal lending limits, or sell or acquire any servicing rights.
(j)   Governing Documents.   Amend its organizational documents or the organizational documents of any of its Subsidiaries (or similar governing documents).
(k)   Accounting Methods.   Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Entity.

(l)   Contracts.   Except with respect to transactions Previously Disclosed to PHC, or to the extent permitted by Section 5.2(g), enter into or terminate any MBI Material Contract or amend or modify in any material respect or renew any existing MBI Material Contract other than the renewal of an agreement that is necessary or advisable to operate its business in the ordinary course consistent with past practice.
(m)   Claims.   Except in the ordinary course of business and involving an amount not in excess of  $125,000 (exclusive of any amounts paid directly or reimbursed to MBI or any of its Subsidiaries under any insurance policy maintained by MBI or any of its Subsidiaries), settle any claim, action or proceeding against it. Notwithstanding the foregoing, no settlement shall be made if it creates an adverse precedent for other similar claims, which in the aggregate, would reasonably be expected to be material to MBI and its Subsidiaries, taken as a whole.
(n)   Deposit Taking and Other Bank Activities.   In the case of Marquis Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) materially increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except pursuant to policies consistent with past practice and competitive factors in the marketplace or to be equivalent to interest rate offerings of Professional Bank; (iii) open any new branch or deposit taking facility; or (iv) close or relocate any existing branch or other facility.
(o)   Investments.   (i) Purchase any equity securities or purchase any debt securities, other than securities (A) fully guaranteed as to principal and interest by the U.S. government, (B) with a weighted average life of not more than five (5) years and (C) otherwise in the ordinary course of business consistent with its current investment policy; (ii) enter into or acquire any derivatives contract or structured note except in the ordinary course of business consistent with past practice; or (iii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk except in the ordinary course of business consistent with past practice.
(p)   Capital Expenditures.   Purchase any fixed assets (by installment purchase, capital lease, synthetic lease or otherwise) where the amount paid or committed thereof is in excess of  $100,000 individually or $500,000 in the aggregate, except for emergency repairs or replacements.
(q)   Lending.   (i) Make any material changes in its policies concerning loan underwriting or which classes of Persons may approve loans or fail to comply with such policies as previously provided; (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice, provided any individual fully unsecured loan or extension of credit in excess of 5% of MBI’s legal lending limit as of the date hereof or any individual secured loan or extension of credit in excess of 50% of MBI’s legal lending limit as of the date hereof in a single transaction or 75% of MBI’s legal lending limit as of the date hereof to a single borrower shall require the prior written approval of the President or Chief Credit Officer or Credit Administrator of Professional Bank, which approval or rejection shall be given in writing within two (2) Business Days after the loan package is delivered to such individual (and if not so rejected within such two (2) Business Day period, such loan request shall be deemed approved) or (iii) make any loans or extensions of credit that, individually or in the aggregate, would cause the aggregate principal balance of MBI’s commercial real estate loan portfolio to equal or exceed 105% of such aggregate principal balance as of June 30, 2019.
(r)   Risk Management.   Except as required by applicable law or regulation or guidance or at the direction of a Governmental Entity, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
(s)   Indebtedness and Guaranties.   Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year, or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.2(q) other than FHLB borrowings.
(t)   New Lines of Business.   Develop, market or implement any new line of business.
(u)   Tax Matters.   Make, change or revoke any material tax election, file any materially amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any material liability with respect to disputed Taxes, in each case except in the ordinary course of business consistent with past practice.
(v)   Reorganization.   Take any action or knowingly fail to take any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(w)   Performance of Obligations.   Take any action that is likely to materially impair or delay MBI’s ability to perform any of its obligations under this Agreement or Marquis Bank’s ability to perform any of its obligations under the Bank Merger Agreement.
(x)   Commitments.   Agree or commit to do any of the foregoing.
5.3   Conduct of PHC Business Prior to the Effective Time.   Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of MBI (which shall not be unreasonably withheld, conditioned or delayed) or as Previously Disclosed, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, PHC shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course, (b) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including with its employees, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of MBI or PHC or any of their respective Subsidiaries to obtain any necessary Regulatory Approvals or to consummate the transactions contemplated hereby.
5.4   PHC Forbearances.   During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, as Previously Disclosed or as required by applicable law or a Governmental Entity, PHC shall not, and shall not permit any of its Subsidiaries, without the prior written consent of MBI (which shall not be unreasonably withheld, conditioned or delayed), to:
(a)   Capital Stock.   Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any Rights, other than issuances of shares of PHC Common Stock in respect of any exercise of a PHC Stock Option that is outstanding on the date hereof in accordance with its terms as in effect on the date hereof.
(b)   Other Securities.   Issue or repurchase any other capital securities, Voting Debt, or other securities.
(c)   Dividends, Etc.   (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than dividends from wholly owned Subsidiaries to PHC or to another wholly owned Subsidiary of PHC); or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests or Rights.
(d)   Compensation; Employment, Etc.   Except (i) as required by applicable law or any PHC Benefit Plan (including for this purpose, if applicable, in order to avoid Tax penalties under Section 409A of the Code), or (ii) with respect to transactions Previously Disclosed to PHC, (A) enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director or Executive Officer of PHC or any of its Subsidiaries; (B) grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), other than (I) payment of normal individual increases in salary (not to exceed 5% per annum in the aggregate for all employees), (II) payment of accumulated but unused sick leave during a longer term illness period or pending commencement of disability benefits to rank and file employees, and (III) payment of severance, in each case, in the ordinary course of business consistent with past practice; or (C) hire any new Executive Officers.
(e)   Benefit Plans.   Except (i) as required by applicable law (including for this purpose, if applicable, in order to avoid Tax penalties under Section 409A of the Code), (ii) required by any PHC Benefit Plan, or (iii) with respect to transactions Previously Disclosed to MBI enter into, establish, adopt, modify, amend, renew, or terminate any PHC Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder.
(f)   Dispositions.   Sell, transfer, mortgage or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value, or sell or transfer any portion of its deposit liabilities.
(g)   Leases or Licenses.   Enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property or Intellectual Property, other than the renewal of an agreement that is necessary or advisable to operate its business in the ordinary course consistent with past practice, or permit to lapse its rights in any material Intellectual Property.
(h)   Acquisitions.   Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business or properties of any Person.
(i)   Loans, Loan Participations and Servicing Rights.   Sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice or to bring a loan in compliance with legal lending limits, or sell or acquire any servicing rights.
(j)   Governing Documents.   Amend its organizational documents or the organizational documents of any its Significant Subsidiaries (or similar governing documents).
(k)   Accounting Methods.   Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Entity.
(l)   Contracts.   Except with respect to transactions Previously Disclosed to MBI, or to the extent permitted by Section 5.2(g), enter into or terminate any PHC Material Contract or amend or modify in any material respect or renew any existing PHC Material Contract other than the renewal of an agreement that is necessary or advisable to operate its business in the ordinary course consistent with past practice.
(m)   Claims.   Except in the ordinary course of business and involving an amount not in excess of  $500,000 (exclusive of any amounts paid directly or reimbursed to PHC or any of its Subsidiaries under any insurance policy maintained by PHC or any of its Subsidiaries), settle any claim, action or proceeding against it. Notwithstanding the foregoing, no settlement shall be made if it creates an adverse precedent for other similar claims, which in the aggregate, would reasonably be expected to be material to PHC and its Subsidiaries, taken as a whole.
(n)   Deposit Taking and Other Bank Activities.   In the case of Professional Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) materially increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except pursuant to policies consistent with past practice and competitive factors in the marketplace or to be equivalent to interest rate offerings of Marquis Bank; (iii) open any new branch or deposit taking facility; or (iv) close or relocate any existing branch or other facility.
(o)   Investments.   (i) Purchase any equity securities or purchase any debt securities, other than securities (A) rated “AA” or higher investment grade by either Standard and Poor’s Ratings Services or Moody’s Investor Service, (B) with a weighted average life of not more than five (5) years and (C) otherwise in the ordinary course of business consistent with its current investment policy; (ii) enter into or acquire any derivatives contract or structured note except in the ordinary course of business consistent with past practice; or (iii) enter into any new, or modify, amend or extend the terms of any existing, contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk except in the ordinary course of business consistent with past practice.
(p)   Capital Expenditures.   Purchase any fixed assets (by installment purchase, capital lease, synthetic lease or otherwise) where the amount paid or committed thereof is in excess of  $250,000 individually or $1,000,000 in the aggregate, except for emergency repairs or replacements.
(q)   Lending.   (i) Make any material changes in its policies concerning loan underwriting or which classes of Persons may approve loans or fail to comply with such policies as previously provided; or (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice, provided any individual fully unsecured loan or extension of credit in excess of 5% of PHC’s legal lending limit as of the date hereof or any individual secured loan or extension of credit in excess of 50% of PHC’s legal lending limit as of the date hereof in a single transaction or 75% of PHC’s legal lending limit as of the date hereof to a single borrower shall require the prior written approval of a designee appointed by the Board of Directors of MBI, which approval or rejection shall be given in writing within two (2) Business Days after the loan package is delivered to such individual (and if not so rejected within such two (2) Business Day period, such loan request shall be deemed approved).
(r)   Risk Management.   Except as required by applicable law or regulation or guidance or at the direction of a Governmental Entity, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
(s)   Indebtedness and Guaranties.   Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year, or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.4(q) other than FHLB borrowings.
(t)   New Lines of Business.   Develop, market or implement any new line of business.
(u)   Tax Matters.   Make, change or revoke any material tax election, file any materially amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any material liability with respect to disputed Taxes, in each case except in the ordinary course of business consistent with past practice.
(v)   Reorganization.   Take any action or knowingly fail to take any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(w)   Performance of Obligations.   Take any action that is likely to materially impair or delay PHC’s ability to perform any of its obligations under this Agreement or Professional Bank’s ability to perform any of its obligations under the Bank Merger Agreement.
(x)   Commitments.   Agree or commit to do any of the foregoing.

ARTICLE VI
ADDITIONAL AGREEMENTS
6.1   Regulatory Matters.
(a)   As promptly as practicable following the date of this Agreement (but in no event later than ten (10) days following the first public filing of a registration statement relating to an initial public offering of PHC Common Stock), PHC, with the assistance and cooperation of MBI, shall promptly prepare and file with the SEC the Form S-4, and, if not included in the Form S-4, a Form S-8, together with the Proxy Statement which will be included in Form S-4, which shall provide for the registration of the shares to the PHC Common Stock to be issued as a result of the Merger, and upon the exercise of the MBI Stock Options to be assumed by PHC pursuant to the terms of this Agreement. Each of PHC and MBI shall use its reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the Form S-4 or any related matters. Each of MBI and PHC shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement; provided that each of MBI and PHC shall use its reasonable best efforts to ensure that the Form S-4 is not declared effective prior to the consummation of the initial public offering of PHC Common Stock. Upon the Form S-4 being declared effective, PHC and MBI shall thereafter mail or deliver the Proxy Statement to their respective shareholders. PHC shall also use its commercially reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and MBI shall furnish all information concerning MBI and the holders of MBI Common Stock as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any event occurs or information relating to MBI or PHC, or any of their respective affiliates, directors or officers, should be discovered by MBI or PHC that should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to PHC’s and MBI’s shareholders.
(b)   In addition to their obligations pursuant to Section 6.1(a), MBI and PHC shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or “Blue Sky” laws and regulations promulgated thereunder and provide each other with copies of any such filings. PHC and MBI shall advise the other Party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of PHC Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Proxy Statement or the Form S-4, comments thereon from the SEC’s staff and each Party’s responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Proxy Statement or the Form S-4 shall be filed without the approval of each of MBI and PHC, which approval shall not be unreasonably withheld, conditioned or delayed.
(c)   Subject to the terms and conditions set forth in this Agreement, PHC and MBI shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of MBI (in the case of PHC) or PHC (in the case of MBI) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary actions or no-actions, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Governmental Entities and the taking of all commercially reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Entity, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. In furtherance (but not in limitation) of the foregoing, PHC shall, and shall cause Professional Bank to, use commercially reasonable efforts to file any required applications, notices or other filings with the FRB, the Florida Office of Financial Regulation (the “OFR”), the FDIC and applicable state banking agencies within forty-five (45) days of the date hereof. MBI and PHC shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to MBI or PHC, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. The Parties shall promptly deliver to each other copies of all filings, orders and material correspondence to and from all Governmental Entities in connection with the transactions contemplated by this Agreement.
(d)   Each of PHC and MBI shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of PHC, MBI or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger or any other transactions contemplated by this Agreement.
(e)   Each of PHC and MBI shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed. Without limiting the foregoing, each Party shall, to the extent permitted by applicable law, promptly advise the other of the receipt of any substantive communication from a Governmental Entity with respect to the transactions contemplated hereby and cooperate with the other in preparing any response thereto.
(f)   Notwithstanding the obligations of PHC in this Section 6.1 or anything in this Agreement to the contrary, in no event shall PHC be required in connection with obtaining any Requisite Regulatory Approval to agree to any condition or restriction or take any action that would have a Material Adverse Effect on the Surviving Company and its Subsidiaries, taken as a whole, after giving effect to the Merger (each of the foregoing referred to as a “Materially Burdensome Regulatory Condition”).
6.2   Access to Information; Current Information; Attendance at Meetings.
(a)   Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each Party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other Party, reasonable access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, each Party shall, and shall cause its Subsidiaries to, make available to the other Party all other information concerning its business, properties and personnel as the other Party may reasonably request. Neither MBI nor PHC or any of their respective Subsidiaries shall be required to provide access to or to disclose information (i) where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any binding agreement entered into prior to the date of this Agreement or any law, rule, regulation, order, judgment, decree or fiduciary duty or (ii) relating to such Party’s or its directors’, officers’, employees’, accountants’, counsel’s, advisors’ (including investment bankers), agents’ or other representatives’ consideration of, or deliberations regarding, the transactions contemplated by this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of clause (i) of the immediately preceding sentence apply.
(b)   Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, each Party shall, upon the request of the Requesting Party, cause one or more of its designated officers to confer not less frequently than monthly with officers of the Requesting Party regarding the financial condition, operations and business of the Examined Party and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. As soon as reasonably available, but in no event more than five (5) Business Days after filing, each Party will deliver to the other party all non-confidential reports filed by it or any of its Subsidiaries with any Governmental Entity subsequent to the date hereof, including all financial and call reports filed with the FRB, the OCC and the FDIC. Each Party will also deliver to the other party as soon as practicable all quarterly and annual financial statements of such party and its Subsidiaries prepared with respect to periods ending subsequent to June 30, 2019.
(c)   All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of June 14, 2019 (the “Confidentiality Agreement”).
(d)   No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement. Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time.
6.3   Shareholder Meetings.   (a) MBI shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the FBCA and the MBI Charter and the MBI Bylaws necessary to (A) call and give notice of a special meeting of MBI’s shareholders (the “MBI Shareholder Meeting”) for the purpose of seeking the MBI Shareholder Approval within five (5) Business Days following the date the Form S-4 is declared effective under the Securities Act (the “MBI Shareholder Meeting Notice Date”) and (B) use its commercially reasonable best efforts to schedule the MBI Shareholder Meeting to take place on the same date as the PHC Shareholder Meeting; (ii) use its reasonable best efforts to (x) cause the MBI Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the MBI Shareholder Approval; and (iii) subject to Section 6.7, include in the Proxy Statement the recommendation that the shareholders of MBI approve this Agreement (the “MBI Board Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, MBI shall have an unqualified obligation to submit this Agreement to a vote of its shareholders at the MBI Shareholder Meeting.
(b)   PHC shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the FBCA and the PHC Charter and the PHC Bylaws necessary to (A) call and give notice of a special meeting of PHC’s shareholders (the “PHC Shareholder Meeting”) for the purpose of seeking the PHC Shareholder Approval within five (5) Business Days following the date the Form S-4 is declared effective under the Securities Act (the “PHC Shareholder Meeting Notice Date”) and (B) schedule the PHC Shareholder Meeting to take place on a date that is at least twenty (20) Business Days after the PHC Shareholder Meeting Notice Date; (ii) use its reasonable best efforts to (x) cause the PHC Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the PHC Shareholder Approval; and (iii) include in the Proxy Statement the recommendation that the shareholders of PHC approve the issuance of PHC Common Stock in connection with this Agreement and the Merger (the “PHC Board Recommendation”) unless including the PHC Board Recommendation in the Proxy Statement would violate applicable law or be inconsistent with the PHC Board of Directors’ fiduciary duties, in which case it may omit the PHC Board Recommendation from the Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement PHC shall have an unqualified obligation to submit the issuance of PHC Common Stock in connection with this Agreement and the Merger to a vote of its shareholders at the PHC Shareholder Meeting.
6.4   Nasdaq Listing.   PHC shall use its reasonable best efforts to cause the shares of PHC Common Stock to be issued to the holders of MBI Common Stock in the Merger to be authorized for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.
6.5   Employee Matters.
(a)   From the Effective Time until the first anniversary thereof  (the “Continuation Period”), PHC shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees who are employed by MBI and its Subsidiaries on the Closing Date (“Covered Employees”) that provide employee benefits and compensation opportunities during the portion of the Continuation Period that each such employee remains employed by PHC which, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are made available to similarly situated employees of PHC or its Subsidiaries, as applicable; provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of PHC or its Subsidiaries. PHC shall give the Covered Employees full credit for their prior service with MBI and its Subsidiaries (i) for purposes of eligibility (including initial participation and eligibility for current benefits) and vesting under any qualified or non-qualified employee benefit plan maintained by PHC and in which Covered Employees may be eligible to participate and (ii) for all purposes under any defined contribution retirement plans, welfare benefit plans, vacation plans, severance plans and similar arrangements maintained by PHC; provided, however, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of benefit accruals under any defined benefit pension plan or (C) for purposes of any benefit plan that provides retiree or post-termination welfare benefits.
(b)   With respect to any employee benefit plan of PHC that is a health, dental, vision or other welfare plan in which any Covered Employee is eligible to participate following the Closing Date, PHC or its applicable Subsidiary shall (i) cause any pre-existing condition limitations or eligibility waiting periods under such PHC or Subsidiary plan to be waived with respect to such Covered Employee and his or her covered dependents to the extent such condition was or would have been covered under the MBI Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental, vision or other welfare expenses incurred by such Covered Employee or his or her covered dependents in the year that includes the Closing Date for purposes of any applicable co-payment, deductible or annual out-of-pocket expense requirements under any such health, dental, vision or other welfare plan.
(c)   Prior to the Effective Time, MBI shall take, and shall cause its Subsidiaries to take, all actions requested by PHC that may be necessary or appropriate to (i) cause the MBI Benefits Plans set forth on Section 6.5(e) of the MBI Disclosure Schedule to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any such MBI Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any such MBI Benefit Plan for such period as may be requested by PHC, and (iv) facilitate the merger of any such MBI Benefit Plan into any employee benefit plan maintained by PHC or a PHC Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(c) shall be subject to PHC’s reasonable prior review, comment and approval, which shall not be unreasonably withheld, conditioned or delayed.
(d)   Nothing in this Section 6.5 shall be construed (i) to limit the right of PHC or any of its Subsidiaries (including, following the Closing Date, MBI and its Subsidiaries) to amend or terminate any MBI Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, (ii) to require PHC or any of its Subsidiaries (including, following the Closing Date, MBI and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, or (iii) to amend any MBI Benefit Plan or other employee benefit plan, arrangement or agreement.
(e)   If, during the Continuation Period, any Covered Employee is terminated by PHC or its Subsidiaries other than “for cause,” then PHC shall pay severance to such Covered Employee, subject to such Covered Employee’s execution and non-revocation of a general release of claims in a form satisfactory to PHC, in an amount equal to two weeks of base salary for each twelve months of such Covered Employee’s prior employment with MBI or Marquis Bank; provided, however, that in no event will the total amount of severance for any single Covered Employee be less than four weeks of such base salary nor greater than twenty-six weeks of such base salary.
(f)   At the Effective Time, all accrued and unused sick time for all employees of MBI and its subsidiaries and relating to periods prior to the Effective Time shall be carried over to, and assumed by, PHC or its Subsidiaries.
(g)   No later than thirty (30) days following the date of this Agreement, PHC and MBI shall agree upon the names of the MBI and PHC employees to whom PHC shall pay a stay bonus after the Closing and setting forth the compensation to be paid to each such employee, which shall be in addition to any severance payment to such employee otherwise provided pursuant to Section 6.5(e) of this Agreement.
(h)   Prior to the Closing Date, MBI shall submit to a vote of its stockholders all payments or benefits that, in the absence of such a vote, could reasonably constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) to any individuals who are “disqualified individuals” (within the meaning of Section 280G(c) of the Code and the regulations thereunder). Such vote shall satisfy the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, and all related materials (including the waiver agreement executed by the disqualified individuals and the disclosure statement provided to MBI’s stockholders) shall be in a form reasonably satisfactory to PHC.
(i)   Nothing in this Agreement shall confer upon any employee, director or individual service provider of PHC or MBI or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of PHC or its Subsidiaries or affiliates, or shall interfere with or restrict in any way the rights of PHC or its Subsidiaries or affiliates to discharge or terminate the services of any employee, director or individual service provider of PHC or MBI or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any MBI Benefit Plan, PHC Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of PHC or any of its Subsidiaries or affiliates to amend, modify or terminate any particular MBI Benefit Plan, PHC Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of PHC or MBI or any of their respective Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.6   Indemnification; Directors’ and Officers’ Insurance.
(a)   From and after the Effective Time, PHC shall indemnify, defend and hold harmless the present and former directors, officers and employees of MBI and its Subsidiaries (the “Indemnified Parties”) against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, settlements or liabilities as incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, a “Claim”), arising out of actions or omissions of such Persons in the course of performing their duties for MBI occurring at or before the Effective Time (including the transactions contemplated hereby), to the greatest extent as such persons are indemnified or have the right to advancement of expenses pursuant to (i) the MBI Charter, the MBI Bylaws or the articles or certificate of incorporation or formation and bylaws (or comparable organizational documents) of MBI’s Subsidiaries, each as in effect on the date of this Agreement, and (ii) the FBCA.
(b)   Any Indemnified Party wishing to claim indemnification under this Section 6.6 shall promptly notify PHC upon learning of any Claim, provided that failure to so notify shall not affect the obligation of PHC under this Section 6.6 unless, and only to the extent that, PHC is actually and materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether arising before or after the Effective Time), (i) PHC shall have the right to assume the defense thereof and PHC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof; provided, that PHC shall not settle or compromise or consent to the entry of any judgment in any such Claim unless such settlement, compromise or consent includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) PHC shall not be liable for any settlement effected without its prior written consent (not to be unreasonably withheld) and (iv) PHC shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.
(c)   For a period of six (6) years following the Effective Time, PHC will provide director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors of MBI or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring at or before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party, as the coverage currently provided by MBI; provided, however, that (i) if PHC is unable to maintain or obtain the insurance called for by this Section 6.6(c) then PHC will provide as much comparable insurance as is reasonably available, (ii) officers and directors of MBI or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance, and (iii) in satisfaction of its obligations under this Section 6.6(c), PHC may purchase, prior to but effective as of the Effective Time, tail insurance providing such coverage as described in this sentence. Whether or not PHC shall procure such coverage, in no event shall PHC be required to expend for such tail insurance a premium amount in excess of an amount equal to 300% of the annual premiums paid by MBI for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, then PHC shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for a cost not exceeding the Maximum D&O Tail Premium.
(d)   If PHC or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of PHC and its Subsidiaries shall assume the obligations set forth in this Section 6.6. The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.
(e)   These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party and his or her heirs, representatives or administrators. After the Closing, the obligations of PHC under this Section 6.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.6 that is denied by PHC, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expense, then PHC shall pay such Indemnified Party’s costs and expenses, including legal fees and expenses, incurred in connection with enforcing such claim against

PHC. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.6 that is denied by PHC, and a court of competent jurisdiction determines that the Indemnified Party is not entitled to such indemnification or advancement of expense, the Indemnified Party shall pay PHC’s costs and expenses, including legal fees and expenses, incurred in connection with defending such claim against the Indemnified Party.
(f)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to PHC or MBI or any of their Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims under such policies.
6.7   No Solicitation.
(a)   MBI agrees that, except as expressly permitted by Section 6.7(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, and employees (the “MBI Individuals”) not to, and will use its reasonable best efforts to cause MBI and its Subsidiaries’ agents, advisors, accountants, legal counsel, and financial advisors (the “MBI Representatives”) not to, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and its Subsidiaries’ business, properties or assets (“MBI Confidential Information”) to, or have any discussions with, any Person relating to, any Acquisition Proposal. MBI will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than PHC with respect to any Acquisition Proposal and will, subject to applicable law, enforce and not waive any confidentiality or similar agreement relating to such an Acquisition Proposal. It is understood that any breach of the provisions of this Section 6.7 by any MBI Representative shall constitute a breach by MBI. Promptly after the date hereof, MBI shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to MBI all nonpublic information heretofore furnished by MBI or any MBI Representatives to such person or any of its representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such person and its representatives.
(b)   Notwithstanding anything to the contrary in Section 6.7(a), at any time from the date of this Agreement and prior to obtaining the MBI Shareholder Approval, in the event MBI receives a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.7(a), and the Board of Directors of MBI determines in good faith that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, MBI may, and may permit its Subsidiaries and the MBI Individuals and the MBI Representatives to, (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable in the aggregate to MBI than the Confidentiality Agreement, (ii) furnish or cause to be furnished MBI Confidential Information to the Person or Persons making such Acquisition Proposal pursuant to such confidentiality agreement, provided that MBI provides PHC, prior to or substantially concurrently with the time such information is provided or made available to such Person, any MBI Confidential Information furnished to such other Person that was not previously furnished to PHC, and (iii) negotiate and participate in such negotiations or discussions with the Person or Persons making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of MBI determines in good faith (following consultation with counsel) that failure to take such actions would or would reasonably be expected to cause the MBI Board of Directors to breach its fiduciary duties under applicable law.
(c)   Subject to the succeeding sentence, the Board of Directors of MBI shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to PHC, the MBI Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to PHC the MBI Board

Recommendation (any such action, a “Change in Recommendation”). The foregoing notwithstanding, at any time prior to obtaining the MBI Shareholder Approval and subject to compliance with Section 6.7(d), the MBI Board of Directors may make a Change in Recommendation in response to (A) a Superior Proposal or (B) an Intervening Event, in the case of each of Clause (A) and (B), if the MBI Board of Directors concludes in good faith after consultation with outside legal advisors that the failure to take such action would reasonably be expected to cause the MBI Board of Directors to breach its fiduciary duties under applicable law.
(d)   The MBI Board of Directors shall not be entitled to exercise its right to make a Change in Recommendation pursuant to Section 6.7(c) unless (i) MBI has given PHC at least five (5) Business Days’ prior written notice of its intention to take such action set forth above, which notice shall (A) if relating to a Superior Proposal specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal) and attached an unredacted copy of the relevant proposed transaction agreements with the Person making such Superior Proposal, or (B) in respect to an Intervening Event, describe such Intervening Event and the reasons for the proposed Change in Recommendation; (ii) if the Change in Recommendation is in response to a Superior Proposal, before effecting such Change in Recommendation, MBI has negotiated, and has caused its representatives to negotiate, in good faith with PHC during such notice period to the extent PHC wishes to negotiate, to enable PHC to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal; (iii) if the Change in Recommendation is in response to an Intervening Event, during such five (5) Business Days period, if requested by PHC, MBI shall engage in good faith negotiations with PHC to amend this Agreement in such a manner that obviates the need for a Change in Recommendation as a result of the Intervening Event; and (iv) if the Change in Recommendation is in response to a Superior Proposal, the Board of Directors of MBI determines in good faith (after consultation with counsel) that such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by PHC under Section 6.7(d)(ii). In the event of any material change to the terms of such Superior Proposal, MBI shall, in each case, be required to deliver to PHC a new written notice, the notice period shall have recommenced and MBI shall be required to comply with its obligations under this Section 6.7 with respect to each such new written notice.
(e)   MBI will advise PHC in writing within twenty-four (24) hours following receipt of any Acquisition Proposal and the substance thereof  (including the identity of the Person making such Acquisition Proposal), and will keep PHC reasonably apprised of any related developments, discussions and negotiations (including the material terms and conditions of the Acquisition Proposal) on a reasonably current basis.
(f)   As used in this Agreement, the following terms have the meanings set forth below:
“Acquisition Proposal”   means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving MBI in which any third-party would acquire more than twenty percent (20%) of the voting power of MBI or the surviving entity in such merger or business combination or any proposal or offer to acquire in any manner in a single transaction or series of transactions more than twenty percent (20%) of the voting power in, or more than twenty percent (20%) of the fair market value of the business, assets or deposits of, MBI and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement.
“Intervening Event”   means a material event or circumstance (other than an event or circumstance relating to an Acquisition Proposal, changes in general economic, political or financial conditions or markets or changes in GAAP, other applicable accounting rules or applicable law or, in any such case, changes in the interpretation thereof) that was not known to the MBI Board of Directors on this date of this Agreement (or if known, the material consequences of which are not known to or reasonably foreseeable by the MBI Board of Directors as of the date of this Agreement), which event or circumstance, or any material consequences thereof, become known to the MBI Board of Directors prior to the time at which MBI receives the MBI Shareholder Approval.

“Superior Proposal”   means a written Acquisition Proposal that the Board of Directors of MBI concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (i) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm, PHC acknowledging that Hovde Group LLC and FIG Partners LLC is each a nationally recognized investment banking firm), (ii) after taking into account the likelihood and timing of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of  “Superior Proposal,” the references to twenty percent (20%) in the definition of Acquisition Proposal shall be deemed to be references to eighty percent (80%).
6.8   Notification of Certain Matters.   Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein; provided, that any failure to give such notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.8 or the failure of a condition contained in Article VII unless the underlying breach would independently result in a failure of a condition set forth in Article VII. Each of the Parties shall promptly inform the other in writing upon receiving notice of any material Action by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.
6.9   System Integration.   From and after the date hereof, subject to applicable law and regulation, MBI shall cause Marquis Bank and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause Marquis Bank’s data processing consultants and software providers to, cooperate and assist Marquis Bank and Professional Bank in connection with an electronic and systematic conversion of all applicable data of Marquis Bank to the PHC system following the Effective Time, including the training of Marquis Bank employees without undue disruption to Marquis Bank’s business, during normal business hours and at the expense of PHC (not to include Marquis Bank’s standard employee payroll).
6.10   Coordination; Integration.   Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, MBI shall cause the Chief Executive Officer of Marquis Bank or, if such Person is unavailable, another senior officer thereof, to assist and confer with the officers of Professional Bank, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of Professional Bank, as the resulting institution in the Bank Merger.
6.11   Director Non-Competition and Non-Disclosure Agreement.   MBI has used commercially reasonable best efforts to cause, concurrently with the execution and delivery of this Agreement and effective upon Closing, each non-employee director of MBI (other than those set forth on Schedule 1.7 to this Agreement) to execute and deliver the Non-Competition and Non-Disclosure Agreement in the form attached hereto as Exhibit D (collectively, the “Director Restrictive Covenant Agreements”).
6.12   Tax Treatment.   Each of the Parties undertakes and agrees to use its reasonable best efforts to cause the Merger, and to use its reasonable best efforts to take no action which would cause the Merger not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.
6.13   Failure to Fulfill Conditions.   In the event that either Party determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify the other Party.
6.14   Assumption of MBI Subordinated Notes.   Upon the Effective Time, PHC shall assume the due and punctual payment of the principal of and any premium and interest on MBI’s 7% Fixed-to-Floating Rate Subordinated Notes Due 2026 in the principal amount of  $10,000,000 (the “MBI Notes”) according to their terms, and the due and punctual performance of all covenants and conditions hereof on the part of MBI to be performed or observed. In connection therewith, PHC and MBI shall cooperate and use reasonable best efforts to execute and deliver any documents required to make such assumption effective as of the Effective Time.
6.15   Restructuring Efforts.   Subject to Section 8.1 of this Agreement, if either MBI or PHC shall have failed to obtain the MBI Shareholder Approval or the PHC Shareholder Approval at the duly convened MBI Shareholder Meeting or PHC Shareholder Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of MBI Common Stock as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to its respective shareholders for approval.
ARTICLE VII
CONDITIONS PRECEDENT
7.1   Conditions to Each Party’s Obligations.   The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of MBI and PHC, at or prior to the Closing, of the following conditions:
(a)   Shareholder Approvals.   The MBI Shareholder Approval and the PHC Shareholder Approval shall have been obtained.
(b)   Nasdaq Listing.   The shares of PHC Common Stock to be issued in exchange for MBI Common Stock in the Merger shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.
(c)   Form S-4.   The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
(d)   No Injunctions or Restraints; Illegality.   No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger, the Bank Merger, or any of the other transactions contemplated by this Agreement shall be in effect.
(e)   Regulatory Approvals.   All regulatory approvals from the FRB, the OCC and any other Regulatory Approvals required to consummate the Merger the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on the Surviving Company shall have been obtained and remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods, the “Requisite Regulatory Approvals”), and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
7.2   Conditions to Obligations of PHC.   The obligation of PHC to effect the Merger is also subject to the satisfaction or, to the extent permitted by law, waiver by PHC, at or prior to the Closing, of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of MBI (in each case after giving effect to the lead in to Article III) (i) set forth in the first, third and fourth sentences of Section 3.2(a) (Capitalization) regarding the number of outstanding MBI Common Stock and MBI Stock Options, and the first sentence of Section 3.2(b) (Capitalization) regarding the number of outstanding MBI Stock Options shall be true and correct, except for such failures to be true and correct as are de minimis, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement shall be true and correct, except for such failures to be true and correct as are de minimis, as of the date of this Agreement); (ii) set forth in the remainder of Section 3.2(a) (Capitalization), in Section 3.2(b) (Capitalization), and in Section 3.3(a) (Authority; No Violation) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); and (iii) set forth in Section 3.7(a) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time. All other representations and warranties of MBI contained in this Agreement (in each case after giving effect to the lead in to Article III) shall be true and correct (disregarding any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on MBI. PHC shall have received a certificate signed on behalf of MBI by the Chief Executive Officer or the Chief Financial Officer of MBI to the foregoing effect.
(b)   Performance of Obligations of MBI.   MBI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and PHC shall have received a certificate signed on behalf of MBI by the Chief Executive Officer or the Chief Financial Officer of MBI to such effect.
(c)   No MBI Material Adverse Effect.   Since the date of this Agreement (i) no event shall have occurred which has resulted in a Material Adverse Effect on MBI, and (ii) no condition, event, fact, circumstance or other occurrence shall have occurred that is reasonably expected to have or result in a Material Adverse Effect on MBI.
(d)   Tax Opinion.   PHC shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to PHC, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of MBI and PHC, reasonably satisfactory in form and substance to such counsel.
7.3   Conditions to Obligations of MBI.   The obligation of MBI to effect the Merger is also subject to the satisfaction or waiver by MBI at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of PHC (in each case after giving effect to the lead in to Article IV) (i) set forth in the first and fifth sentences of Section 4.2(a) (Capitalization) regarding the number of outstanding shares of PHC Common Stock and the number of outstanding shares of PHC Common Stock issuable in respect of outstanding PHC Rights, shall be true and correct, except for such failures to be true and correct as are de minimis, as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement shall be true and correct, except for such failures to be true and correct as are de minimis, as of the date of this Agreement); (ii) set forth in the remainder of Section 4.2(a) (Capitalization), and in Section 4.3(a) (Authority; No Violation) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); and (iii) set forth in Section 4.14(a) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time. All other representations and warranties of PHC contained in this Agreement (in each case after giving effect to the lead in to Article IV) shall be true and correct (disregarding any qualification or exception for, or reference to, materiality (including the terms “material,” “materially,” “in all material respects”, “Material Adverse Effect” or similar terms or phrases) in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on PHC. MBI shall have received a certificate signed on behalf of PHC by the Chief Executive Officer or the Chief Financial Officer of PHC to the foregoing effect.
(b)   Performance of Obligations of PHC.   PHC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and MBI shall have received a certificate signed on behalf of PHC by the Chief Executive Officer or the Chief Financial Officer of PHC to such effect.
(c)   No PHC Material Adverse Effect.   Since the date of this Agreement (i) no event shall have occurred which has resulted in a Material Adverse Effect on PHC, and (ii) no condition, event, fact, circumstance or other occurrence shall have occurred that is reasonably expected to have or result in a Material Adverse Effect on PHC.
(d)   Tax Opinion.   MBI shall have received the opinion of Crowe LLP, in form and substance reasonably satisfactory to MBI, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of MBI and PHC, reasonably satisfactory in form and substance to such counsel.
(e)   Initial Public Offering.   PHC shall have closed an underwritten public offering of PHC Common Stock pursuant to an effective registration statement under the Securities Act on Form S-1 or any similar or successor form.
ARTICLE VIII
TERMINATION AND AMENDMENT
8.1   Termination.
(a)   This Agreement may be terminated at any time prior to the Effective Time, whether before or after the MBI Shareholder Approval or the PHC Shareholder Approval:
(i)   by mutual consent of MBI and PHC in a written instrument authorized by the Boards of Directors of MBI and PHC;
(ii)   by either MBI or PHC, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(a)(ii) if such denial is attributable to the failure of such Party to perform any covenant in this Agreement required to be performed prior to the Effective Time;
(iii)   by either MBI or PHC, if the Merger shall not have been consummated on or before the date that is one year following the date of this Agreement, unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;
(iv)   by either MBI or PHC (provided that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of MBI, in the case of a termination by PHC, or PHC, in the case of a termination by MBI, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2, in the case of a termination by PHC, or Section 7.3, in the case of a termination by MBI, and which is not cured within twenty (20) Business Days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period;
(v)   by PHC if  (i) the Board of Directors of MBI (or any committee thereof) shall have failed to make the MBI Board Recommendation or shall have made a Change in Recommendation, or (ii) MBI shall have materially breached any of the provisions set forth in Section 6.7;
(vi)   by PHC, if the shareholders of MBI fail to provide the MBI Shareholder Approval at a duly held meeting of shareholders or at an adjournment or postponement thereof;
(vii)   by MBI if the Board of Directors of PHC (or any committee thereof) shall have failed to make the PHC Board Recommendation or shall have withdrawn or modified, in a manner adverse to MBI, the PHC Board Recommendation or made or caused to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to MBI the PHC Board Recommendation; or
(viii)   by MBI, if the shareholders of PHC fail to provide the PHC Shareholder Approval at a duly held meeting of shareholders or at an adjournment or postponement thereof.
8.2   Effect of Termination.   In the event of termination of this Agreement by either MBI or PHC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of MBI, PHC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement; provided, however, that (i) this Section 8.2 and Sections 6.2(e), 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.
8.3   Fees and Expenses.   Except as provided in Section 8.4 and with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne equally by PHC and MBI, and all filing and other fees in connection with any filing with the SEC relating to the Merger, which shall be borne by PHC, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated, provided that nothing contained herein shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s willful and material breach of any provision of this Agreement. Notwithstanding the foregoing, if any legal action or other proceeding relating to this Agreement or the transactions contemplated hereby or the enforcement of any provision of this Agreement is brought by a Party against the other Party, the prevailing Party in such action or proceeding shall be entitled to recover all reasonable expenses relating thereto (including reasonable attorneys’ fees and expenses, court costs and expenses incident to arbitration, appellate and post-judgment proceedings) from the other Party, in addition to any other relief to which such prevailing Party may be entitled.
8.4   Termination Fees.
(a)   In recognition of the efforts, expenses and other opportunities foregone by PHC while structuring and pursuing the Merger, if this Agreement is terminated pursuant to Section 8.1(a)(v), then MBI shall, within three (3) Business Days after such termination, pay PHC an amount equal to $4 million (the “Termination Fee”) by wire transfer of same-day funds.
(b)   If this Agreement is terminated by PHC under Section 8.1(a)(vi) or Section 8.1(a)(iv), and prior to the MBI Shareholder Meeting there has been publicly announced (and not publicly withdrawn) an Acquisition Proposal, then if within twelve (12) months of such termination MBI or any of its Significant Subsidiaries either (i) enters into a definitive agreement with respect to an Acquisition Proposal or (ii) consummates an Acquisition Proposal, MBI shall, within three (3) Business Days after the first to occur of entering into a definitive agreement with respect to an Acquisition Proposal or consummating an Acquisition Proposal, pay PHC the Termination Fee by wire transfer of same-day funds.
(c)   If this Agreement is terminated (i) by MBI pursuant to Section 8.1(a)(vii), or (ii) by MBI pursuant to Section 8.1(a)(iv) following a material breach by PHC of any of the provisions of Section 6.1 (which for the avoidance of doubt shall not be deemed to include any delay in or failure to launch or complete an initial public offering of PHC Common Stock, due to market conditions, SEC review or comments, or other factors outside the control of PHC, or a failure to comply with the provisions therein that provide for a specific filing deadline with respect to applications or filings with Governmental Entities), PHC shall, within three (3) Business Days after such termination, pay MBI the Termination Fee by wire transfer of same-day funds.
(d)   Notwithstanding anything to the contrary in this Agreement, other than in the case of a willful and material breach of this Agreement, the payment of the Termination Fee pursuant to this Section 8.4 shall fully discharge the Party paying such Termination Fee from, and be the sole and exclusive remedy of the other Party with respect to, any and all losses that may be suffered by such other Party based upon, resulting from or arising out of the circumstances giving rise to such termination of this Agreement. In no event shall MBI or PHC be required to pay the Termination Fee on more than one occasion.
(e)   The Parties agree that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.
8.5   Amendment.   This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with this Agreement by the shareholders of MBI or PHC; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of MBI or PHC, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
8.6   Extension; Waiver.   At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement on the part of the other Party or (c) waive compliance with any of the agreements or conditions contained in this Agreement on the part of the other Party. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
MISCELLANEOUS PROVISIONS
9.1   Closing.   On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Coral Gables, Florida time, at the offices of PHC, on the fourth (4th) Business Day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions at such time), unless another time or date is determined by mutual agreement of the Parties (the “Closing Date”). For purposes of this Agreement, a “Business Day” is any Monday, Tuesday, Wednesday, Thursday or Friday, excluding federal holidays on which banking organizations in Florida are authorized or required by law to be closed.

9.2   Nonsurvival of Representations, Warranties and Agreements.   None of the representations, warranties, covenants and agreements set forth in this Agreement other than this Section 9.2 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time, including, without limitation, the agreements contained in Articles I and II, and Sections 6.3, 6.4, 6.5 and 6.6.
9.3   Notices.   All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
(a)
if to PHC, to:
Professional Holding Corp
5100 PGA Boulevard, Suite 101
Palm Beach Gardens, Florida 33418
Attn: Mr. Daniel R. Sheehan
Fax: (305) 675-8045

with a copy (which shall not constitute notice to PHC) to:
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn: Matthew M. Guest, Esq.
Fax: (212) 403-2341
(b)
if to MBI, to:
Marquis Bancorp, Inc.
355 Alhambra Circle, Suite 125
Coral Gables, Florida 33134
Attn: Mr. Javier J. Holtz
Chairman and Chief Executive Officer
Fax: (305) 774-9937

with a copy (which shall not constitute notice to MBI) to:
Smith Mackinnon, PA
255 South Orange Avenue, Suite 1200
Orlando, Florida 32801
Attn: John P. Greeley, Esq.
Fax: (407) 843-2448
9.4   Interpretation.
(a)   For the purposes of this Agreement, references to the date hereof refer to the date of this Agreement.
(b)   The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(c)   Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(d)   The word “or” as used in this Agreement shall not be exclusive.

(e)   The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.
(f)   A reference to any statute or to any provision of any statute shall include any amendment to, and any modification or re-enactment thereof, and all regulations and statutory instruments issued thereunder or pursuant thereto.
(g)   The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.
(h)   If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.
9.5   Counterparts.   This Agreement may be executed and delivered in two or more counterparts (including delivery by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart.
9.6   Entire Agreement.   This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.
9.7   Governing Law; Waiver of Jury Trial.   This Agreement shall be governed and construed in accordance with the laws of the State of Florida, without regard to any applicable conflicts of law principles or any other principle that could require the application of the application of the law of any other jurisdiction. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.
9.8   Publicity.   Other than in connection with the matters described in Section 6.7, neither MBI nor PHC shall, and neither MBI nor PHC shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld, conditioned or delayed) of PHC, in the case of a proposed announcement or statement by MBI, or MBI, in the case of a proposed announcement or statement by PHC; provided, however, that either Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.
9.9   Assignment; Third Party Beneficiaries.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except (i) for Section 6.6, which is intended to benefit each Indemnified Party and his or her heirs and representatives, (ii) if the Effective Time occurs, the right of the holders of MBI Common Stock and MBI Stock Options to receive the Merger Consideration and the option conversion rights pursuant to this Agreement, and (iii) the right of each Party’s shareholders to pursue claims for damages (including damages based on the loss of the economic benefits of the Merger, including the loss of any premium offered to such shareholders) and other relief, including equitable relief, for a material breach by the other Party of its obligations under this Agreement, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person other than the Parties hereto any rights or remedies under this Agreement; provided that the rights granted pursuant to the preceding clause (iii) shall be enforceable on behalf of each Party’s shareholders only by the applicable Party, in its sole and absolute discretion, and any amounts received by such Party in connection therewith may be retained by such Party.
9.10   Specific Performance; Time of the Essence.   The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.
9.11   Disclosure Schedule.   Before entry into this Agreement, each Party delivered to the other a schedule (each a “Disclosure Schedule”) that sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties of the disclosing Party contained in Article III or Article IV or one or more covenants of the disclosing Party contained herein, as applicable; provided, however, that notwithstanding anything in this Agreement to the contrary, (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance. For purposes of this Agreement, “Previously Disclosed” or “previously disclosed” means information set forth by a Party in the applicable paragraph of its Disclosure Schedule or any other paragraph of its Disclosure Schedule (so long as it is reasonably clear from the context that the disclosure in such other paragraph of its Disclosure Schedule is also applicable to the section of this Agreement in question).
9.12   Confidential Supervisory Information.   Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, PHC and MBI have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
PROFESSIONAL HOLDING CORP
By:
/s/ Daniel Sheehan

Daniel R. Sheehan
Chairman and Chief Executive Officer
MARQUIS BANCORP, INC.
By:
/s/ Javier Holtz

Javier Holtz
Chairman and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

List of Exhibits and Schedules Omitted from the Purchase Agreement
Referenced in Exhibit 2.1 Above
Pursuant to Regulation S-K, Item 601(a)(5), the Exhibits and Schedules to the Purchase Agreement referenced in Exhibit 2.1 above, as listed below, have not been filed. The Registrant agrees to furnish supplementally a copy of any omitted Exhibit or Schedule to the Securities and Exchange Commission (the “Commission”) upon request; provided, however, that the Registrant may request confidential treatment of omitted items.
Schedules:
Schedule 1.1:	Restrictive Covenant Agreement Counterparties
Schedule 1.5:	Definition of Cause
Schedule 1.7:	Directors of Surviving Company and Surviving Bank
Exhibits:
Exhibit A:	Shareholder Voting Agreement
Exhibit B:	Shareholder Voting Agreement
Exhibit C:	Plan of Merger and Merger Agreement
Exhibit D:	Non-Competition and Non-Disclosure Agreement